Exhibit 96.2

MINERA PLATA REAL S. DE R.L. DE C.V.

(JOINTLY OWNED BY SUNSHINE MINING AND REFINING CORPORATION

AND DOWA METALS AND MINING CO. LTD.)

DENVER, COLORADO 80264 USA

303.784.5350

Cerro Los Gatos Project

Resource Update Technical Report

PROJECT NO. 117-8302004

EFFECTIVE DATE:	SEPTEMBER 6, 2019

ISSUE DATE:	SEPTEMBER 6, 2019

Prepared by:	Leonel López, AIPG - Geol. Eng. QP, SME-RM
Kira Johnson, MMSA QP
Guillermo Dante Ramírez Rodríguez, PhD, MMSA QP

350 Indiana Street, Suite 500 | Golden, CO 80401

Phone: 303-217-5700 | Fax: 303-217-5705

TABLE OF CONTENTS

1. SUMMARY	1
1.1. Location, Property Description and Ownership	1
1.2. Geology and Mineralization	1
1.3. Exploration, Drilling, Sampling and QA/QC	2
1.4. Mineral Processing and Metallurgical Testing	2
1.5. Mineral Resource Estimation	3
1.6. Interpretations and Conclusions	4
1.7. Recommendations	5

2. INTRODUCTION	6
2.1. Units of Measure	6
2.2. Scope of work	6

3. RELIANCE ON OTHER EXPERTS	7

4. PROPERTY DESCRIPTION AND LOCATION	8
4.1. Mining Concession	9
4.1.1. Los Gatos and Paula Adorada Concessions	9
4.1.2. Internal Concessions not held by MPR	10
4.2. Surface Rights	12
4.3. Environmental Permitting	14
4.4. Environmental Liabilities	14

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	15
5.1. Accessibility	15
5.2. Climate, Vegetation, Soils and Land Use	15
5.3. Personnel	16
5.4. Infrastructure	16
5.5. Population Centers	16

6. HISTORY	17
6.1. Historic Resource Estimates	18

7. GEOLOGICAL SETTING AND MINERALIZATION	20
7.1. Regional Geology	20
7.2. Property Geology	23
7.3. Property Mineralization	24

8. DEPOSIT TYPES	28

9. EXPLORATION	31
9.1. Historic Exploration	31
9.2. Recent Exploration	31
9.3. Decline and Bulk Sample	33

10. DRILLING	36

i

11. SAMPLE PREPARATION, ANALYSES AND SECURITY	39
11.1. Sample Preparation	39
11.2. Security	40
11.3. Analyses	40
11.4. Quality Assurance and Quality Control for Sample Analysis	42
11.4.1. Quality Control Sample Performance	42

12. DATA VERIFICATION	43
12.1. Check Sampling	43
12.2. Database Verification	45

13. MINERAL PROCESSING AND METALLURGICAL TESTING	46
13.1. Samples	46
13.2. Mineralogy	47
13.3. Comminution	49
13.4. Flotation Testing	49
13.4.1. Effect of Primary Grind Size on Flotation	50
13.4.2. Effect of Depressant Addition on Lead and Silver Flotation	53
13.4.3. Effect of Longer Flotation and Higher Collector Addition on Pb/Ag Flotation	55
13.4.4. Effect of CuSO4 Dosage on Zinc Flotation and Pyrite Flotation	56
13.4.5. Effect of Na2SiO3 on Zinc Flotation	57
13.4.6. Effect of pH on Zinc Flotation	58
13.4.7. Zinc Oxide Mineral Flotation	59
13.4.8. Locked Cycle Flotation Testing	59
13.4.9. Product Characterization	61
13.5. Variability Composite Flotation	64
13.5.1. Silver Flotation	65
13.5.2. Lead Flotation	65
13.5.3. Zinc Flotation	65
13.6. Cyanide Destruction	66

14. MINERAL RESOURCE ESTIMATES	68
14.1. Input Data	71
14.2. Grade Capping	71
14.3. Com positing Compositing	74
14.4. Geologic Modeling	74
14.5. Vein Modeling	75
14.5.1. Specific Gravity Determination	80
14.6. Estimation Methods and Parameters	81
14.6.1. Variography and Search	81
14.6.2. Mineral Resource Classification	87
14.6.3. Dilution	89
14.6.4. Cutoff Grade and Reasonable Prospects for Economic Extraction	89
14.7. Statement of Mineral Resources	89
14.8. Model Verification	91
14.9. Relevant Factors	98

15. MINERAL RESERVE ESTIMATES	99

16. MINING METHODS	99

17. RECOVERY METHODS	99

18. PROJECT INFRASTRUCTURE	99

19. MARKET STUDIES AND CONTRACTS	99

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	99

21. CAPITAL AND OPERATING COSTS	99

22. ECONOMIC ANALYSIS	99

23. ADJACENT PROPERTIES	100

24. OTHER RELEVANT DATA AND INFORMATION	101

25. INTERPRETATIONS AND CONCLUSIONS	102
25.1. Geology and Resources	102

26. RECOMMENDATIONS	103
26.1. Geology and Resources	103

27. REFERENCES	104

28. DATE AND SIGNATURE PAGE	106

LIST OF TABLES

Table 1-1: Drill Hole Count by Purpose	2
Table 1-2: Mineral Resource Estimate	3
Table 4-1: Cerro Los Gatos Project Titled Mining Concessions	9
Table 4-2: Internal Concessions	10
Table 6-1: Historic Resource Estimates Cerro Los Gatos Deposit	18
Table 6-2: Historic Resource Estimates Esther Deposit	18
Table 6-3: Historic Resource Estimates Amapola Deposit	19
Table 9-1: Bulk Sample and Block Model Comparison	34
Table 10-1: Drill Hole Count by Purpose	36
Table 12-1: Collar Verification by Handheld GPS	45
Table 13-1: Weights of Master Composite and Variability Composites	46
Table 13-2: Head Assays of Flotation Composites	47
Table 13-3: Comminution Test Results Summary	49
Table 13-4: Summary Conditions of LCTs	59
Table 13-5: Summary Results of Locked Cycle Test	60
Table 13-6: ICPSCAN and WRA Analysis	61
Table 13-7: Summary Conditions of CND Test	66
Table 13-8: Summary Results of CND Test	66

Table 14-1: Mineral Resource Estimate	68
Table 14-2: Drill Hole and Sample Count	71
Table 14-3: Grade Capping Statistics	72
Table 14-4: Vein Transformations	79
Table 14-5: Specific Gravity Measurements and Regressions	80
Table 14-6: Modeled Variograms for Ag	81
Table 14-7: Modeled Variograms for Pb, Zn, Au, Cu	82
Table 14-8: Block Model Setup Parameters	85
Table 14-9: Pass Parameters	85
Table 14-10: Mineral Resource Classification	87
Table 14-11: Mineral Resource Estimate	89
Table 14-12: Mineral Resource Estimate by Fault Block	90
Table 14-13: Alternative Estimate Difference Percent, Measured and Indicated Blocks	96
Table 26-1: Work Recommendations and Budget	103

LIST OF FIGURES

Figure 1-1: Vein Solids 3D View	4
Figure 4-1: Cerro Los Gatos General Location Map	8
Figure 4-2: Concessions Map, MPR	11
Figure 4-3: Surface Rights and Exploration Permissions (MPR, 2012)	13
Figure 7-1: Geologic Provinces Map Showing the SMO, Tectono-Stratigraphic Terranes (SGM, Campa and Coney, 1987, USGS, Hammarstrom et al, 2010, and Sedlock, Gutiérrez, and Speed, 1993)	20
Figure 7-2: Regional Geologic Map (SGM, 1:250,000 Original Scale) Property Structural Setting	22
Figure 7-3: Geological Map of the Cerro Los Gatos Deposit Area	24
Figure 7-4: Cross-Section 13 AgEq	26
Figure 8-1: Epithermal Textures in Drill Core	29
Figure 8-2: Idealized Section of a Bonanza Epithermal Deposit (Buchanan, L.J., 1981)	30
Figure 9-1: Decline Entrance (Mine Portal)	33
Figure 9-2: Decline and Bulk Sample Area Cross-Section Looking Northwest (+/- 200 m)	34
Figure 9-3: 3D Clipped View of Bulk Sample and Block Model AgEq Grades	35
Figure 10-1: Drill Hole Collar Monument	37
Figure 10-2: Drill Hole Location Map	38
Figure 11-1: Sampled Drill Core	39
Figure 11-2: Sample Analysis Flow Diagram	41
Figure 12-1: Check Sample Box Plot	43
Figure 12-2: Check Sample Scatter Plot	44
Figure 13-1: Cumulative Grain Size Distribution (Graph from SGS)	48
Figure 13-2: Effect of Grind Size on Lead Flotation in Rougher Tests	50

Figure 13-3: Effect of Grind Size on Silver Flotation in Rougher Tests	51
Figure 13-4: Primary Grind Size on Lead and Silver Flotation in Cleaner Tests	52
Figure 13-5: Effect of Grind Size on Zinc Flotation in Rougher Tests	52
Figure 13-6: Effect of Depressant on Lead Rougher Flotation	53
Figure 13-7: Effect of Depressant on Silver Flotation	53
Figure 13-8: Effect of ZnCN on Lead and Silver Flotation	54
Figure 13-9: Lead Cleaner Tests — Grade and Recovery Curves	55
Figure 13-10: Effect of CuSO4 Dosage on Zinc Rougher Flotation	56
Figure 13-11: Effect of Sodium Silicate on Zinc Flotation	57
Figure 13-12: Effect of pH on Zinc Rougher Flotation	58
Figure 13-13: Effect of pH on Zinc Cleaner Flotation	58
Figure 13-14: Silver Flotation Results of Variability Composites	64
Figure 13-15: Lead Flotation Results of Variability Composites	64
Figure 13-16: Zn Flotation Results of Variability Composites	65
Figure 14-1: Vein Solids 3D View	69
Figure 14-2: Estimated AgEq Block Grades Within Grade-Shell 3D View	70
Figure 14-3: Block Resource Classification 3D View	70
Figure 14-4: Drill Hole Plan and Cross-Section Index	71
Figure 14-5: Histogram for Capping Analysis Ag	72
Figure 14-6: Histogram for Capping Analysis Pb	72
Figure 14-7: Histogram for Capping Analysis Zn	73
Figure 14-8: Histogram for Capping Analysis Au	73
Figure 14-9: Histogram for Capping Analysis Cu	73
Figure 14-10: Geologic Model Solids 3D View	74
Figure 14-11: Geologic Model Cross-Section 27 Looking NW	75
Figure 14-12: Vein Solids 3D View	76
Figure 14-13: Long-Section Vein Intervals Assignments	77
Figure 14-14: Long-Section AgEq Grade of Vein Intervals	77
Figure 14-15: Long-Section Ag Grade of Vein Intervals Within Grade-Shell	77
Figure 14-16: Long-Section Pb Grade of Vein Intervals Within Grade-Shell	77
Figure 14-17: Long-Section Zn Grade of Vein Intervals Within Grade-Shell	78
Figure 14-18: Long-Section Au Grade of Vein Intervals Within Grade-Shell	78
Figure 14-19: Long-Section Cu Grade of Vein Intervals Within Grade-Shell	78
Figure 14-20: Long-Section Thickness of Vein Intervals Within Grade-Shell	79
Figure 14-21: SG Regression within Vein Interpretation	81
Figure 14-22: Experimental and Modeled Variography Ag	82
Figure 14-23: Experimental and Modeled Variography Pb	83
Figure 14-24: Experimental and Modeled Variography Zn	83
Figure 14-25: Experimental and Modeled Variography Au	84
Figure 14-26: Experimental and Modeled Variography Cu	84

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Figure 14-27: Estimated AgEq Block Grades within Grade-Shell 3D View	86
Figure 14-28: Estimated Ag Block Grades within Grade-Shell 3D View	86
Figure 14-29: Estimated Pb Block Grades within Grade-Shell 3D View	86
Figure 14-30: Estimated Zn Block Grades within Grade-Shell 3D View	86
Figure 14-31: Estimated Au Block Grades within Grade-Shell 3D View	87
Figure 14-32: Estimated Cu Block Grades within Grade-Shell 3D View	87
Figure 14-33: Nearest Composite Sample 3D View	88
Figure 14-34: Mineral Resource Classification 3D View	88
Figure 14-35: Stacked Histogram of Nearest Composite Sample to Classified Blocks	88
Figure 14-36: Grade Tonnage Curve Measured and Indicated Resources	90
Figure 14-37: Grade Tonnage Curve Inferred Resources	91
Figure 14-38: Cross-Section 13 AgEq	92
Figure 14-39: Cross-Section 13 Ag	93
Figure 14-40: Cross-Section 13 Pb	94
Figure 14-41: Cross-Section 13 Zn	95
Figure 14-42: Alternative Estimate Comparison Tonnage Curve	96
Figure 14-43: Alternative Estimate Comparison AgEq Grade Curve	97
Figure 14-44: Alternative Estimate Comparison Ag Grade Curve	97
Figure 14-45: Alternative Estimate Comparison Pb Grade Curve	97
Figure 14-46: Alternative Estimate Comparison Zn Grade Curve	98

1. SUMMARY

1.1. Location, Property Description and Ownership

Minera Plata Real, S. de R.L. de C.V. (MPR) has commissioned Tetra Tech, Inc. (Tt) of Golden, Colorado to produce an independent mineral resource estimate to update the project resource with drilling completed since the release of the project Feasibility Study (FS) and Technical Report (TR) for the Cerro Los Gatos Project in 2017. This resource estimate includes drilling that has been completed since the 2017 Feasibility Study. This includes infill drilling from both surface and from underground to define mineralization and to upgrade the mineral classification where possible. Drilling was performed in the Central Zone, but most of the program focused on the North West zone and its possible extension to the north.

Tt has adopted certain provisions from previous TR’s by Tt and Behre Dolbear as appropriate. Where content from previous TR’s has been included, the author has not relied upon previous authors and is taking responsibility for the sections indicated in the certificate of qualified persons and the title page of this TR.

1.2. Geology and Mineralization

The Cerro Los Gatos deposit is in the transition zone between the Sierra Madre Occidental volcanic province of western Mexico and the Mesozoic Chihuahua basin, largely sedimentary, to the east. It is also located in the general union of the Sierra Madre Occidental (SMO), Chihuahua, and Parral Tectonostratigraphic Terranes.

The area is largely characterized by a thick sequence of Tertiary volcanic rocks that are generally dissected by a strong north-northwest bearing fault system that divides the area into the plateau and barranca sections. This sequence is subdivided in two major units, the Lower Volcanic Group and the Upper Volcanic Group. The area is one of the largest known epithermal, precious-metal metallogenic provinces and is host to well-known gold-silver producing mining districts, including: Concheño, Ocampo, Batopilas, San Dimas-Tayoltita, Topia, Guanaceví, and Bacís, and recent discoveries such as Mulatos, La Ciénega, El Sauzal, and Pinos Altos. The oldest rocks of the area are Mesozoic (Cretaceous) aged sedimentary rocks belonging to the Chihuahua Platform/Mesozoic Mexican Sea (open basin environment). Predominant silver-lead-zinc mineralization characterizes this region, and mineralization is commonly related to skarn, limestone replacement, and Mississippi Valley type deposits. Some of the best examples include Santa Eulalia, Naica, Bismark, San Martín, Velardeña, La Negra, La Encantada, Concepción del Oro, Charcas, and many others.

The dominant rocks of the Cerro Los Gatos Deposit area are thick accumulations of intermediate tuffs and lavas, with lesser felsic rocks with an age of deposition from 39-35.5 Ma; and Upper Cretaceous (Cenomanian) to Lower Paleocene aged sandstones, shales, and limestones correlative with the Mezcalera formation, locally metamorphosed to phyllites, quartzites, and marbles near areas of igneous activity. Rocks of this oldest sedimentary sequence occur within a small horst block located to the southwest of the Cerro Los Gatos Deposit, with prominent high-angle fault boundaries on the north and south, parallel to the regional trend of faulting. Intruding and deposited on the entire section are locally important rhyolite flows, flow domes, and dikes, usually strongly silicified, that have all the varied textures expected with the development of flow domes, including breccias, flow banding, and intrusive/extrusive transitions. Each of the rocks in the section contains observable hydrothermal alteration, suggesting that mineralization in the area probably occurred late in the history of the development of the volcanic section.

It is important to stress, however, that economic grades of mineralization have only thus far been identified in the andesite and dacite sections (Behre Dolbear, 2011).

1.3. Exploration, Drilling, Sampling and QA/QC

As of July 2019, 484 drill holes relevant to the Cerro Los Gatos Deposit had been completed by MPR, for a total of 158,842 m. The project database contains drilling on other prospects that are not applicable to this report. Figure 10-2 shows drilling associated with the Cerro Los Gatos deposit, Table 1-1 tabulates the drilling by purpose.

Table 1-1: Drill Hole Count by Purpose

Purpose	Count	Length (m)
Surface Exploration	399	137,220
Underground Exploration	32	3,567
Exploration and Metallurgical testing	6	1,733
Underground Bulk Sample Targeting	4	415
Metallurgical Testing	5	1,693
Geotechnical	18	4,134
Tailings Geotechnical	14	280
Hydrologic Study	6	1,800
Total	484	158,842

Drilling was initiated at the Cerro Los Gatos project in October 2008 and continued until 2012. Drilling recommenced in 2015 following the joint venture agreement with DOWA and has continued through 2019.

1.4. Mineral Processing and Metallurgical Testing

The Cerro Los Gatos deposit is a silver-zinc-lead deposit with relatively complex mineralogy. Upon review of the metallurgical testing data, Los Gatos mineralization responded well to a conventional sequential lead-silver-zinc flotation.

Zinc rougher flotation tailing and zinc 1st cleaner scavenger tailing will be combined to become the final tailing. Tailing thickener underflow (100%) will be pumped to a cyanide destruction facility. After detox, forty percent (40%) of final tailing will be pumped to backfill plant and the remaining (60%) will be pumped to a tailing storage facility.

JK-drop weight and SMC test results show the samples are softer when compared to JKTech database while the SPI test results categorize the samples from moderately soft to moderately hard per SGS database. The Ai and BWI tests results describe the samples as from abrasive to very abrasive and from moderately hard to hard.

Very good lead and silver flotation results have been achieved from SGS Vancouver Metallurgical Lab. The final lead cleaner concentrates of the LCTs averaged 60.9% Pb at 5,404 g/t Ag at average recoveries of

89% lead and 68.7% silver. The zinc cleaner concentrates averaged 54.2% Zn at an average recovery of 66% due to the high willemite content.

1.5. Mineral Resource Estimation

Mineral resources have been estimated for the epi-thermal veins of the Cerro Los Gatos deposit by multi- pass Ordinary Kriging (OK) of capped and composited drill hole samples. Estimated measured, indicated and inferred mineral resources are shown in Table 1-2 at a 150 AgEq g/t cutoff grade.

Table 1-2: Mineral Resource Estimate

Classification	Tonnes M	AgEq g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %	AgEq toz M	Ag toz M	Pb lbs M	Zn lbs M	Au toz K	Cu lbs M
Measured	5.8	652	324	2.9	5.8	0.39	0.11	121	60	375	744	72	13
Indicated	4.6	489	202	2.5	5.2	0.28	0.11	72	30	251	528	42	12
Measured and Indicated	10.4	576	269	2.7	5.5	0.34	0.11	193	90	626	1,271	114	25
Inferred	3.7	361	107	2.8	4.0	0.28	0.14	43	13	231	330	34	12

NOTES:

(1)    150 AgEq g/t cutoff grade has been calculated using $18/troyoz Ag, $0.92/lbs Pb, and $1.01/lbs Zn; Au was not considered, and no adjustment was made for metallurgical recovery,

(2)    Columns may not total due to rounding,

(3)    Mineral resources are stated as undiluted, and

(4)    One troy ounce (toz) is equal to 31.1034768 grams (g) and one Tonne is equal to 2,204.62 lbs.

Mineral resources were estimated from 2,356 samples intersecting modeled veins, sourced from 426 diamond drill holes. Capping was analyzed for each metal estimated using histograms and probability plots to determine where high-grade distribution tails deviated from lognormal. Sampled intervals were composited to 2 m. Composite intervals initiated and terminated at the top and bottom of the vein contacts.

Vein model solids were constructed in MicroMineTM modeling software; the resulting solids are shown in Figure 1-1, below. Grade-shells were used to further isolate +150 AgEq g/t grade population for estimation.

Figure 1-1: Vein Solids 3D View

Blocks and composites from each vein and post mineral fault block domain were independently transformed, realigned and made relative to the footwall and hanging-wall for estimation. Realignment allowed for estimation to occur across post-mineral fault blocks approximating pre-fault orientation of the veins. Estimations relative to footwall and hanging-wall position allowed for better data honoring across the dip of the vein.

Only composites within the same vein were permitted to estimate blocks of a given vein domain because the transformation and realignment estimation was permitted across post mineral fault block areas with the same vein code.

1.6. Interpretations and Conclusions

Project geologic and drill hole data have been collected and analyzed by MPR using industry standard methods and practices, and it is enough to characterize grade and thicknesses of the deposit, as well as to support the estimation of measured, indicated and inferred mineral resources. Although the deposit has been densely drilled, resource expansion potential and project upside exist in the immediate deposit area as well as at identified prospects throughout the land package.

1.7. Recommendations

It is recommended that:

•                       Additional drilling is conducted to further convert inferred resources and expand resources at the Cerro Los Gatos deposit. The current resources are significant but additional resource potential remains in the immediate area. Drilling is specifically recommended:

•                  Down-dip and along strike to the southeast in the SE Zone;

•                  In the detached blocks in the hanging wall of the NW block that are currently classified as inferred;

•                  Additional definition of the plunging shoot in the SE3 block and potential down-dip extent of mineralization of the SE3 block; and

•                  Down-dip in the Central block following up on high-grade encountered in GA-55, GA-66, and GA-243 to determine if the system continues in some other form.

•                       Additional infill drilling is conducted at Amapola and Esther to delineate mineralized shoots and assess full resource potential;

•                       Following potentially positive results from infill drilling at Amapola and Esther, the resources should be updated, and a scoping study conducted to determine if the two deposit areas could contribute to the economics of the Cerro Los Gatos project;

•                       Surface mapping and sampling is conducted in greater detail to refine and prioritize prospects in the project area; and

•                       Geophysical surveys are conducted following prospect prioritization, but before exploration drilling.

2. INTRODUCTION

Minera Plata Real, S. de R.L. de C.V. (MPR) is a Joint Venture Company owned by Sunshine Silver Mining and Refining Corp. (51%) and Dowa Metals & Mining Co., Ltd. (49%). Tetra Tech, Inc. (Tt) has been contracted to prepare this resource update for their Cerro Los Gatos Deposit in Chihuahua, Mexico.

2.1. Units of Measure

The Metric system has been used throughout this report. All currency is in US dollars ($), unless otherwise stated.

2.2. Scope of work

The purpose of this TR is to update the project resource estimate with drilling completed since 2017. The authors of the report have inspected the site on multiple occasions. Mr. Lopez visited the site on November 29-30, 2018, and August 20-21, 2019, Mrs. Kira Johnson visited the site on July 17-18, 2012 and August 20-21, 2019, and Dr. Ramírez visited the site on September 30th—October 1st, 2015 and August 20-21, 2019.

Introductory summaries pertaining to infrastructure, location, geology and mineralization, and metallurgical testing have been partially sourced from previous TR’s on the property by Tt and others, including the Feasibility Study from 2017, and have been cited as appropriate.

3. RELIANCE ON OTHER EXPERTS

Regarding the mining concessions, the author was provided with a title opinion by the law firm Vázquez, Sierra and García, S.C. that related to titles documentation, tax payments, and assessment works, presented September 26, 2012 to MPR, the opinion stated that all claims are in force and free of any liens and encumbrances. MPR has provided details for matters pertaining to the time since September 26, 2012.

The author has relied on the title opinion and statements by MPR that the claims and agreements are in good standing. The authors are not qualified to express a legal opinion with respect to the property title and associated matters related to land tenure and, therefore, disclaims responsibility in respect to such matters.

4. PROPERTY DESCRIPTION AND LOCATION

The Cerro Los Gatos project is in the South-central part of Mexican State of Chihuahua, within the Municipality of Satevó (Figure 4-1). Chihuahua borders the neighboring states of Coahuila, Durango, Sinaloa and Sonora, and shares a common border with the United States of America.

Chihuahua has a long mining history with substantial production of silver, gold, lead and zinc from deposit districts such as Santa Eulalia, Naica, Santa Bárbara, San Francisco del Oro, Bismark and new deposits such as El Sauzal, Palmarejo, and Dolores.

Figure 4-1: Cerro Los Gatos General Location Map

The Cerro Los Gatos Deposit is roughly centered on Latitude 27° 34’ 17” N, Longitude 106° 21’ 33” W, near the town of San José de Sitio. It is approximately 120 km South of the state capital of Chihuahua City and approximately 100 km North/Northwest of the historic mining city of Hidalgo del Parral. The project is accessible by automobile from Mexican Federal Highway 24 to kilometer 81 and then turning West on a newly paved road for 40 km West to the community of San José de Sitio, which is situated near the Southeast end of the concession block. Travel time by automobile is approximately two hours, either from Chihuahua City from the North or Hidalgo del Parral from the South. The city of Valle de Zaragoza, located on federal highway 24, 35 km to the South of the turnoff to San José del Sitio is the nearest significant commercial center.

4.1. Mining Concession

MPR is the concession owner of a series of claim titles covering 103,086.8 titled mining concessions and are summarized in Table 4-1.

Table 4-1: Cerro Los Gatos Project Titled Mining Concessions

	Concession Name	Title Number	Date Granted	Date of Expiration	Hectares	Concessionaire
1	Paula Adorada	223392	09-Dec-04	08-Dec-54	40	Minera Plata Real
2	Mezcalera	228249	17-Oct-06	16-Oct-56	4,991.63	Minera Plata Real
3	Mezcalera 2 Fracción I	228929	21-Feb-07	20-Feb-57	39.2621	Minera Plata Real
4	Mezcalera 2 Fracción II	228930	21-Feb-07	20-Feb-57	26.1402	Minera Plata Real
5	Mezcalera 2 Fracción III	228931	21-Feb-07	20-Feb-57	29.0859	Minera Plata Real
6	Los Gatos 2	228950	22-Feb-07	21-Feb-57	10,719.58	Minera Plata Real
7	Los Gatos 3	231076	16-Jan-08	15-Jan-58	27.2846	Minera Plata Real
8	Los Gatos	231498	04-Mar-08	03-Mar-58	19,711.69	Minera Plata Real
9	San Luis	236908	05-Oct-10	04-Oct-60	16	Minera Plata Real
10	Gavilana	237137	19-Nov-10	18-Nov-60	10	Minera Plata Real
11	La Gavilana Fracción I	237461	21-Dec-10	20-Dec-60	44	Minera Plata Real
12	Los Estados Fracción I	237694	25-Apr-11	25-Apr-61	9	Minera Plata Real
13	Los Estados Fracción II	237695	25-Apr-11	25-Apr-61	44	Minera Plata Real
14	Los Gatos 4	238511	23-Sep-11	22-Sep-61	52,596.97	Minera Plata Real
15	Los Veranos	238573	23-Sep-11	22-Sep-61	14,739.80	Minera Plata Real
16	San Luis 2	238694	18-Oct-11	17-Oct-61	42.3904	Minera Plata Real
17	San Luis 3	240592	23-May-12	22-May-62	0.0111	Minera Plata Real
Total					103,086.8

The Cerro Los Gatos Joint Venture holds these concessions through its 100%-owned Mexican subsidiary company, Minera Plata Real S. de R.L. de C.V. (MPR). The Cerro Los Gatos Joint Venture is 51% owned by Sunshine Silver Mining and Refining Corp. and 49% owned by Dowa Metals & Mining Co., Ltd. MPR holds the rights to the concession of Paula Adorada through an exploration agreement with purchase option, which has been duly executed and recorded in the Mexican Public Registry of Mines (Vazquez, Sierra, and García, S.C.). The Los Gatos concession (Title 231498) is held subject to a royalty provision to La Cuesta International, Inc.

The details of the two contracts follow, as provided by MPR.

4.1.1. Los Gatos and Paula Adorada Concessions

On the Los Gatos concession, MPR is required to make semi-annual advance royalty payments, and is required to make a production royalty payment of 2% net smelter return on production from the Los Gatos concession (reduces to 0.5% upon all payments reaching $10 million) and 0.5% net smelter return from lands within a one kilometer boundary of the Los Gatos concession to La Cuesta International S.A de C.V. (a company wholly owned by Perry Durning and Frank Hillemeyer). During the pre-production phase

MPR is obligated to annually complete a minimum of U.S. $100,000 of exploration work on the concession. The agreement has no expiration date; however, the Company may terminate the agreement upon 30-day official termination notification. The registered ownership of the Los Gatos concession (title 231498) was transferred from La Cuesta to MPR in 2015.

The Paula Adorada concession was acquired from Chihuahua based company Grupo Factor through an option to purchase agreement in effect from 2008-2013. Once all obligations and payments were completed during the term of the agreement, the registered ownership of the Paula Adorada concession (title 223392) was transferred from Grupo Factor to MPR in 2014, with no remaining obligations or royalties.

4.1.2. Internal Concessions not held by MPR

There are nine small concessions within the Cerro Los Gatos project area that are not held by MPR. MPR plans to apply for the canceled concessions when they are formally liberated.

Table 4-2: Internal Concessions

Concession Name	Title	Surface Area	Owner	Status
AMPL. ESTE DE SAN LUIS	187436	42.4019	MARIO HUMBERTO AYUB TOUCHE	Canceled
AMPLIACION OESTE DE SAN LUIS	187432	53.3725	MARIO HUMBERTO AYUB TOUCHE	Current
LA CALESA	187433	4.1992	FIDENCIO CHAVEZ SOTO	Canceled
LA CONCEPCION	188161	10.0000	MINAS DE SATEVÓ, S.A. DE C.V.	Canceled
SAN BRIGIDO	191780	80.0000	JOSÉ LUIS CHAVEZ COBOS	Current
AMPL. DE SAN BRIGIDO	195307	50.0000	FIDENCIO CHAVEZ SOTO	Current
LA CIENEGUITA	204861	21.0000	MINAS DE SATEVÓ, S.A. DE C.V.	Canceled
MARGARITA	171530	70.8550	CIA. MINERA LA PERLA, S.A.	Current
EL TREN	172158	54.7700	CIA. MINERA LA PERLA, S.A.	Current

Under Mexican Mining Legislation, titled concessions must have submitted the required Surveying and Assessment Works to define their precise location and rights against any pre-existing mining claim. Once titled, concession owners have the obligation to submit annual Assessment of Work Reports for each concession or group of concessions, based on minimum investment amounts. A second obligation that titled mining concessions must meet is the bi-annual payment of mining duties. According to the title opinion issued by the law firm Vázquez, Sierra, and García, S.C. in 2012, the MPR concessions are in good standing.

Titled mining concessions, following the amendments made to the Mining Law in 2005, have an effective period of 50 years counted from their registration in the Public Registry of Mines and can be renewed for equal periods provided there are no grounds for cancellation; therefore, MPR’s concessions have a period of validity that reaches between 2054 and 2062 (Table 4-1).

Information provided by MPR indicates that all the concessions have complied with their obligations as of July 2016, and mining duties have been paid, including the second six months of 2016 (Table 4-2). According to MPR all the mining concessions are updated to December of 2019.

Figure 4-2: Concessions Map, MPR

4.2. Surface Rights

MPR has arranged permissions to enter and perform exploration activities on several land properties in the project area. Figure 4-3 shows the distribution of communal land and private property where permissions have been obtained, and those under negotiation against the boundaries of mining concessions. MPR has purchased surface lands covering the known extents of the Cerro Los Gatos, Esther and Amapola Resource areas totaling 5,478.9 hectares as shown in light blue in Figure 4-3.

Figure 4-3: Surface Rights and Exploration Permissions (MPR, 2012)

MPR has negotiated and ratified access agreements with the two blocks of communally owned land belonging to the Ejidos of La Esperanza shown in purple on Figure 4-3 and San José del Sitio shown in light green on Figure 4-3. These agreements allow access through the surface land holdings of both communities and are registered with the federal land registry. MPR has worked together with both communities since the inception of the exploration project and has appreciated strong support from the community leaders and general assemblies.

MPR has established a multi-disciplinary team to communicate the progress of the project to both La Esperanza and San José del Sitio, as well as the surrounding communities and municipalities.

4.3.   Environmental Permitting

MPR has acquired all necessary permits for the construction and day to day operations of the mine. This includes the MIA and the CUSTF.

4.4.   Environmental Liabilities

The authors are not aware of any environmental liabilities to which the property is subject.

5.   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1.  Accessibility

San José del Sitio is accessible by an improved gravel road from the turnoff of Federal Highway 24 at the km 81 marker between the cities of Chihuahua and Hidalgo del Parral.

The access road from Chihuahua, Chihuahua, Mexico has been recently paved. A portion of the road from San José del Sitio will be rerouted to the mine site to minimize interference with the drainage that runs in the valley where the Cerro Los Gatos deposit is located.

5.2.  Climate, Vegetation, Soils and Land Use

The project area is located in the Sierras y Llanuras del Norte Physiographic Province near the boundaries between the Gran Meseta y Cañones and the Sierras y Llanuras Tarahumara Sub Provinces. The general physiography of the Cerro Los Gatos area is characterized by low to middle rolling volcanic hills with local escarpments and flat valley floors. Altitudes vary with between 1,550 meters above sea level (masl) at the base of the Santo Toribio Creek and 1,780 masl at the top of the Los Gatos Hill, one of the highest peaks of the project area.

The climate of the Cerro Los Gatos project is typical of desert areas of Northwest Mexico, extreme semi-arid, with a maximum temperature in the order of 41.7°C and a minimum recorded at minus 14°C; annual average temperature is 18.3°C. Annual rainfall averages 363.9 millimeters (mm) over an average of 61 days, mostly during the rainy season of June through September, and relative humidity is 50%, with a dominant Northeastward wind. There is abundant sunshine and little cloud cover during most of the year. Snow is a rare occurrence in Southern Chihuahua, but has been recorded on occasion. Exploration and mining activities are seldom interrupted by adverse weather conditions, except for short-lived storms producing water floods and damage to access roads.

Vegetation is characterized by a semi-desert landscape, with typical low brush vegetation in the slopes including lechuguilla, ocotillo, sotol, yucca, sage, bear grass, and other types of indigenous grasses. Larger brush and trees are common along the main watercourses, with the presence of oak, cypress, cottonwood, poplar, huizache, and mesquite, among others.

The soils of the area are sandy to rocky and are composed of detrital material from the local volcanic and sedimentary rocks classified as lithosols and yermosols. The lack of flat areas with regular water sources and good soils results in only small areas useful for crops, but there is enough growth of native grasses and desert plant life to support the principal economic activity of the region, cattle grazing. Land tenure in the Satevó municipality is 25% communal (Ejido); and 52% private property, with predominantly cattle grazing and other agricultural use.

Locally, the surface lands are mostly owned by private individuals as small cattle ranches, with average sizes of 1,000 to 2,000 hectares. Many of these ranches are unimproved grazing lands with no structures; however, a few ranch houses exist in the scattered areas. Some landowners live locally in the community of San José del Sitio or surrounding communities, while others live in the surrounding cities of Zaragoza, Parral, and Chihuahua.

Two communities hold parcels of surface lands as agrarian communes or “Ejidos.” These are the communities of la Esperanza and San José del Sitio, which have corporate ownership of their respective surface lands (Behre Dolbear, 2011).

5.3.   Personnel

As a part of the company’s commitment to adding value to the local communities and building capacity in Mexico, over 99% of the operations workforce is from Mexico. Most of the workforce is being sourced from local towns, with skilled labor from the nearby cities of Chihuahua and Hidalgo del Parral.

5.4.   Infrastructure

Water resources in the region are mostly related to the Conchos River Basin, including the San Pedro, San Francisco de Borja, and Satevó River Sub-Basins. A larger supply of surface water is associated with the Conchos River, located 7 km to the South of the main exploration areas. The Conchos River is dammed in several locations, including La Boquilla, a major hydro power plant in the region. Scattered ranch houses within the project area are normally serviced by generators and small wells or capture ponds from surface runoff waters.

Locally, there are significant groundwater deposits. Water from dewatering and mine inflows are being cooled and used for onsite purposes. Water will be reclaimed from the tailings storage facility for use in the process facility. MPR has conducted detailed hydrogeologic studies over the entire area.

Power to the Cerro Los Gatos Mining project site is supplied via a 115-kV utility transmission line. This originates from the ‘San Francisco de Borja’ substation in Satevó (Chihuahua), where a new 115 kV connection has recently been installed.

A camp and supporting facilities have been constructed onsite for workers and contractors.

5.5.   Population Centers

The present field camp for MPR is located at the mine site near San José del Sitio, categorized as a Municipal Section of the Satevó Municipality. It is a community of approximately 264 persons, with electrical and water services, elementary school, and basic health services available. Regular daily bus service connects the town with the capital city of Chihuahua. The city of Valle de Zaragoza, 45 km to the East-Southeast of San José del Sitio, located on Federal Highway 24, 35 km to the South of the turnoff to San José del Sitio, is the nearest significant commercial center.

6.   HISTORY

The Cerro Los Gatos project area is considered an underexplored region with only small showings of precious and base metal mineralization. It has been the subject of only very limited historical prospecting and mineral exploration. Various maps from the Servicio Geológico Mexicano (SGM — Mexican Geologic Survey) and its predecessors show prospect locations at the Esther, Gavilana (Paula), and San Luis zones with references to the occurrence of silver, lead, and zinc. Reports in the archives of the SGM reference field review of the Tren and Margarita prospects (Baca Carreón, 1964), in the Northwest part of the Los Gatos concession as well the Santa Rita prospect (Ramírez, 1976), located to the East of San José del Sitio outside the Southeastern limit of MPR’s concession block.

Small prospect pits and minor workings are located in the Esther, San Luis, Tren/Margarita, and Paula zones. Local verbal accounts suggest that most of this development occurred in the period of 1920-1950, although there is reference to minor work at the Esther zone as recently as the 1960s. From the limited development observed in each of these zones, it is unlikely that there was ever any record keeping of production. Surface work by MPR has not uncovered any evidence of modern prospecting activities in the area such as drill hole collars, survey points, or earlier sample locations.

The project was initially recognized by reconnaissance activities by Perry Durning and Frank Hillemeyer of La Cuesta International Inc. in 2005, while under contract with Silver Standard Resources. La Cuesta applied for the original Los Gatos concession in 2005 and recommended the target to Silver Standard for acquisition. Silver Standard geologists visited the project in 2005 but rejected further work and freed La Cuesta to promote their project to other entities.

Los Gatos Ltd. (then parent of MPR prior to the merger into Sunshine Silver Mines Corp in 2011) was contacted later in 2005 and the project was visited by representatives Jon Gelvin and Dr. Larry Buchanan. An initial letter of agreement for exploration work on the project was negotiated between La Cuesta and Los Gatos Ltd. in 2006, and a final contract was ratified in April 2006 between Minera Plata Real S. de R.L. de C.V. (Mexican subsidiary of Sunshine Silver Mines Corp) and La Cuesta International S.A. de C.V. (Mexican subsidiary of La Cuesta International Inc.). Only minor field work was conducted during 2006- 2007 on the Cerro Los Gatos project during the waiting period for the initial concession to be titled (P. Pyle, 2010).

The only reference to a historic mineral resource estimate in the area is that of SGM (formerly known as CRM) Julio César Baca-Carreón (1964), who suggested a resource based on 16 samples taken on the Tren/Margarita zone.

Considering the lack of important mine workings and previous drilling or any other direct exploration, there are no other records of historical mineral resource and mineral reserve estimates. Any silver, lead, and zinc production that might have been carried out from the Esther, Gavilana (Paula), San Luis, Tren, and Margarita prospects was probably limited to a few hundreds of tonnes with irregular silver and lead-zinc concentrations (Behre Dolbear, 2011).

6.1. Historic Resource Estimates

Mineral resources were previously estimated for the Cerro Los Gatos and Esther deposit by Behre Dolbear and summarized in a TR from July 2011. The estimates were authored by Robert Cameron, PhD. of Behre Dolbear and were adapted from internal estimates by David Rowe and Larry Buchanan, PhD.

The estimates were updated by Tetra Tech with the addition of the Amapola deposit and included in a TR in August 2012, authored by Rex Bryan, PhD. Table 6-1 shows the historic estimates for the Cerro Los Gatos deposit, Table 6-2 for the Esther deposit, and Table 6-3 for the Amapola deposit. The estimates were updated by Tetra Tech in 2017 for the unpublished Feasibility Study for the Cerro Los Gatos deposit.

Table 6-1: Historic Resource Estimates Cerro Los Gatos Deposit

Classification	Cutoff Grade	Tonnes M	EqAg g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %
Behre Dolbear July 2011
Inferred	$50 gross metal value(1)	15.7	NA	128.04	2.74	4.5	0.26	0.16
Tetra Tech 2012
Indicated	100 g/t AgEq(2)	4.8	412	193	2.1	4.5	0.33	0.1
Inferred	100 g/t AgEq(2)	8.54	310	111	2.0	4.1	0.18	0.1
Tetra Tech 2017
Measured	150g/t Ageq(3)	3.4	618	318	2.6	5.4	0.37	0.10
Indicated	150g/t Ageq(3)	5.8	609	274	3.0	6.0	0.34	0.12
Inferred	150g/t Ageq(3)	3.2	411	128	3.1	4.6	0.28	0.14

NOTES:

(1) Gross metal equivalent using metal prices Ag: $15.3/toz, Pb: $0.765/lb, Zn $0.9/lb, Cu $2.25/lb

(2) Gross silver equivalent using metal prices Ag: $22.3/toz, Au: $1214.81/toz, Pb: $0.97/lb, Zn $0.91/lb, Cu $3.29/lb

(3) Gross silver equivalent using metal prices Ag: $18/toz, Pb: $0.92/lb, Zn $1.01/lb

Table 6-2: Historic Resource Estimates Esther Deposit

Classification	Cutoff Grade	Tonnes M	EqAg g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %
Behre Dolbear July 2011
Inferred	$50 gross metal value(1)	2.5	NA	132.7	1.39	3.24	0.1	0.04
Tetra Tech 2012
Indicated	100 g/t AgEq(2)	0.46	217	133	0.7	2.1	0.04	0.02
Inferred	100 g/t AgEq(2)	2.29	243	98	1.6	3	0.12	0.05

NOTES:

(1) Gross metal equivalent using metal prices Ag: $15.3/toz, Pb: $0.765/lb, Zn $0.9/lb, Cu $2.25/lb

(2) Gross silver equivalent using metal prices Ag: $22.3/toz, Au: $1214.81/toz, Pb: $0.97/lb, Zn $0.91/lb, Cu $3.29/lb

Table 6-3: Historic Resource Estimates Amapola Deposit

Classification	Cutoff Grade	Tonnes M	EqAg g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %
Tetra Tech 2012
Indicated	100 g/t AgEq(1)	0.25	154	135	0.1	0.3	0.1	0.02
Inferred	100 g/t AgEq(1)	3.44	164	140	0.2	0.3	0.1	0.03

NOTES:

(1) Gross silver equivalent using metal prices Ag: $22.3/toz, Au: $1214.81/toz, Pb: $0.97/lb, Zn $0.91/lb, Cu $3.29/lb

7. GEOLOGICAL SETTING AND MINERALIZATION

7.1. Regional Geology

The Cerro Los Gatos project is located in the transition zone between the Sierra Madre Occidental volcanic province of western Mexico and the Mesozoic Chihuahua basin, largely sedimentary, to the east. It is also located in the general union of the Sierra Madre Occidental (SMO), Chihuahua, and Parral Tectonostratigraphic Terranes Figure 7-1.

110°W
100°W
90°W
30°N
20°N
N
U.S.
Mexico
Terranes
Santa Ana/Alisitos (SA)
Caborca (Ca)
Chihuahua
Coahuila
Cortez
Guerrero
Juarez (J)
La Paz (LP)
Maya
Mixteca
Parral (P)
Sierra Madre Oriental
Toliman (T)
Vizcaino (V)
Xolapa (Xo)
Zapoteca (Z)
Baja
SA
Gulf of California
western Mexican Basin and Range
Chihuahua
eastern Mexican Basin and Range
Los Gatos
Sierra Madre Occidental
Cortez
Coahuila
Sierra Madre Oriental
Gulf coastal plain
P
Mesa Central
Sierra Madre Oriental
LP
Tamayo f.z.
East Pacific Rise
RIVERA
TMVB
Sierra Madre
M
J
Z
Xo
Maya
Belize
Guatemala
Honduras
0 125 250 500 750 1,000 Kilometers

Figure 7-1: Geologic Provinces Map Showing the SMO, Tectono-Stratigraphic Terranes
(SGM, Campa and Coney, 1987, USGS, Hammarstrom et al, 2010, and Sedlock, Gutiérrez, and Speed, 1993)

The zone extends from the younger Trans-Mexican volcanic belt in the state of Jalisco in central Mexico northward through the states of Durango, Sinaloa, Chihuahua, and Sonora and partially into the southwestern United States. It is largely characterized by a thick sequence of Tertiary volcanic rocks that are generally dissected by a strong north-northwest bearing fault system that divides the area into the plateau and barranca sections. The sequence of volcanic rocks is subdivided in two major units, the Lower Volcanic Group (LVG) and the Upper Volcanic Group (UVG).

LVG: Characterized by a predominant pile of andesitic volcanoclastic rocks that characteristically outcrop at the bottom of the deep barrancas. The group is generally massive in nature and shows extensive propylitic alteration, commonly due to the alteration effects of coarse-grained to porphyritic intrusive rocks. Even though the volcanism is predominantly andesitic, the upper parts, toward the contact with overlying volcanics, tend to become more felsic, and thick beds of rhyodacite and rhyolite are found intercalated with andesite and dacite.

UVG: Characterized by a thick sequence of felsic volcanoclastic rocks, predominantly ignimbrites, that shows well-defined bedding and tuffaceous horizons. These rocks form most of the high scarps and cliffs that characterize this province. Normal extension faulting creates a series of large, gently dipping blocks with almost no signs of alteration. Volcanism in this area started 30 to 32 million years ago with the beginning of a sudden bimodal, calcalkalic event.

The SMO Province is one of the largest known epithermal, precious-metal metallogenic provinces and is host to well-known gold-silver producing mining districts, including Concheño, Ocampo, Batopilas, San Dimas-Tayoltita, Topia, Guanacevi, and Bacís, and recent discoveries such as Mulatos, La Cienega, El Sauzal, and Pinos Altos. It has been well established that most of these districts are enclosed within the LVG sequence, although few of them show mineralization transecting up to the base of the UVG, as evidenced at La Cienega and Ocampo.

The oldest rocks of the area are Mesozoic (Cretaceous) aged sedimentary rocks belonging to the Chihuahua Platform. Predominant silver-lead-zinc mineralization characterizes this region, and mineralization is commonly related to skarn, limestone replacement, and Mississippi Valley type deposits. Some of the best examples include Bismark, San Martin, Velardeña, La Negra, La Encantada, Concepcion del Oro, Charcas, San Martin, and many others.

Volcanic rocks of the Sierra Madre Occidental volcanic province were erupted upon an irregularly folded and faulted surface of these older sedimentary rocks.

Pre-volcanism compression (80-40 Ma) recorded in the underlying sedimentary sequence was followed by north-northeast extension (<29 Ma) in the region (Ferrari, et al., 2007). Ferrari, Valencia-Moreno, and Bryan (2007) state that the “Sierra Madre Occidental consists of five main igneous complexes: (1) Late Cretaceous to Paleocene plutonic and volcanic rocks; (2) Eocene andesites and lesser rhyolites, traditionally grouped into the Lower Volcanic Complex; (3) silicic ignimbrites mainly emplaced during two pulses in the Oligocene (ca. 32-28 Ma) and Early Miocene; (4) basaltic-andesitic lavas that erupted toward the end of, and after, each ignimbrite pulse, which have been correlated with the Southern Cordillera Basaltic Andesite Province of the southwestern United States; and (5) post-subduction volcanism consisting of alkaline basalts and ignimbrites emplaced in the late Miocene, Pliocene, and Pleistocene, directly related to the separation of Baja California from the Mexican mainland” (P. Pyle, 2010).

The regional geology in the area of the Cerro Los Gatos Deposit is shown in Figure 7-2. The dominant rocks of the Cerro Los Gatos project area would be classified as Tv2, Tv3, and Tv4 placing the ages of deposition from 39-35.5 Mya (P. Pyle, 2010).

N
W
E
S
360000E
380000E
3060000N
3060000N
3040000N
3040000N
3020000N
Cerro Los Gatos Deposit
Qhoal
QhoCgp
Tpl(?)TR
TmCgp
TmCz-Ar
ToB
ToA
TeA
Tolg-TR
Ki
KaCz
KaceCz-Lu
KbapCz-Lu
P
TeGd
TeD
Sk-Hf
Structure
Scale 1 : 250000
0
5000
10000m
360000E
380000E

Figure 7-2: Regional Geologic Map (SGM, 1:250,000 Original Scale) Property Structural Setting

7.2. Property Geology

The oldest rocks of the project area are Upper Cretaceous (Cenomanian) to Lower Paleocene aged sandstones, shales, and limestones correlative with the Mezcalera formation, deposited in the limits between the Aldama (limestone) Platform and the Mesozoic Mexican Sea (open basin environment). These rocks have been locally metamorphosed to phyllites, quartzites, and marbles near areas of igneous activity, including at the Santa Rita skarn area east of San Jose del Sitio adjacent to the southeast of the Los Gatos claim block. Rocks of this oldest sedimentary sequence occur within a small horst block located to the southwest of the Cerro Los Gatos deposit, with prominent high-angle fault boundaries on the north and south, parallel to the regional trend of faulting (Figure 12-2).

Rocks of the series locally referred to as the “Lower Volcanic Series” (Units Tv2, Tv3, and Tv4 from McDowell 2007) dominate the geology of the Cerro Los Gatos project area. The oldest of these units are composed of andesitic lava flows and pyroclastic breccias (Unit Tv2) that were deposited on irregular topographic surfaces and have variable thicknesses. The general orientation is relatively flat, with a low regional dip to the southeast of approximately 8 degrees. There are many exceptions to this orientation in outcrop; however, due to the irregular topography onto which the flows were deposited. Overlying and interbedded with the older andesitic flows are flows and tuffs of dacitic composition (Tv3). Volcanoclastic sandstones and sedimentary breccias occur in the northeastern portions of the Cerro Los Gatos project area in fault contact with the andesitic and dacitic flow rocks. It is possible that these rocks are correlative with the Ts unit of McDowell 2007, which is described as “coarse, generally lithified clastic deposits, associated with northwest trending linear basins. These rocks are derived from the andesitic and dacitic local terrain and occasionally contain fragments of hydrothermally altered material and vein fragments.

Intruding and deposited on the entire section are locally important rhyolite flows, flow domes, and dikes that are likely correlative with unit Tv4 of McDowell 2007. These rocks are usually strongly silicified and have all the varied textures expected with the development of flow domes, including autobreccias, flow banding, and intrusive/extrusive transitions.

Each of the rocks in the section contains observable hydrothermal alteration, suggesting that mineralization in the area probably occurred late in the history of the development of the volcanic section. It is important to stress; however, that economic grades of mineralization have only thus far been identified in the andesite and dacite sections (Tv2 and Tv3) (P. Pyle, 2010).

The Cerro Los Gatos District hosts a series of quartz, quartz-calcite, and calcite veins in at least eight separate vein systems that are exposed along a strike length of approximately 12 km and an outcrop belt width of approximately 5 km. Vein width is generally in the order of 1m with local wide zones up to 8m.

Structurally, the veins form two sets with north and northwest strikes and mostly steep dips, consistent with formation as oblique-slip normal faults. Slicken line rakes indicate dominant normal faulting but with some significant dextral-slip components. A structural model is proposed in which veins formed in dextral-normal faults, with north-striking veins predicted to be thicker with dominant normal slip kinematics and northwest-striking veins predicted to have oblique-slip kinematics. A dextral component is consistent with horsetail structures (e.g. Mezcalera Vein) and dilatant bends and jogs (cymoid loops: e.g. San Luis system). District-scale east dip of volcanic units suggests a master normal fault to the east hidden below conglomeratic cover and a potential exploration target; geophysical techniques may be useful in such exploration (E.P. Nelson, 2007).

On a regional scale, both west-northwest and north-northwest trending structures are very common. The west-northwest trending fault and fracture zones probably reflect reactivated basement structures, whereas many of the north-northwest trending faults probably are associated with basin-and-range extension. In the region, epithermal mineralization is associated with both phases of extension, so both trends have exploration potential; however, the basement architecture has overall control on the distribution of magmatic centers and hydrothermal systems. This can be seen in the deflection of later basin-and-range faults and Laramide fold-thrust structures into the pre-existing west-northwest structural corridors. Because of this, the main west-northwest trending fault zones are higher-priority targets (T. Starling, 2010).

7.3. Property Mineralization

Mineralization at Cerro Los Gatos is associated with a series of west-northwest trending veins hosted in volcanics on the footwall side of a listric normal fault contact. The hanging-wall of the fault is comprised of epi-clastic sediments. Figure 7-3 is a surficial geologic map of the deposit.

N
W
E
S
368000 E
369000 E
370000 E
3048000 N
3048000 N
Cerro Los Gatos Deposit
3047000 N
3047000 N
Alluvium
Elluvium
Tertiary Terrace
Tertiary Epiclasti
Riollite/Felsics
Dacite Porphyry
Riolite Breccia
Riolite Dome
Silicification
0
250
500m
368000 E
370000 E
3046000 N

Figure 7-3: Geological Map of the Cerro Los Gatos Deposit Area

Economic mineralized grades are not present at surface; however, epi-thermal alteration textures are present and aiding in the discovery of the deposit. The general northwest trending east dipping Cerro Los Gatos vein system is persistent with a mapped extension in the order of 10 km, true widths of as much as 30 m at depth as demonstrated by diamond drilling, and local associated veining up to 50 m wide. Banded quartz veins and breccias are cemented by quartz, calcite, and abundant manganese oxides.

A study based on geological characteristics and silver-lead-zinc (arsenic-antimony-mercury) anomalous sections of the vein resulted in the discovery of the Cerro Los Gatos sub-horizontal mineralized horizon hosting steeply to shallowly dipping mineralized-shoots at depth. Mineralization of interest occurs for approximately 2,500 m in length, between an elevation varying roughly between 1,200 masl and 1,400 masl through a mineralized vertical extension of between 50 m and 250 m and an estimated average in the order of 200 m. The reported average drilled width of the structure is in the order of 8.9 m. It is noticed that some sections of the vein required deeper drilling and some holes intersected mineralization of interest. Figure 7-4 is a cross section through the center of the deposit, section line 29, showing Ag equivalent (AgEq) in the drill hole traces and the block model.

AgEQ g/t
< 50
50 to 100
100 to 150
150 to 250
250 to 350
350 to 500
500 to 1000
1000 to 1500
>= 1500
3047500mN
368250mE
GA-245
GA-NW-307
GA-242
GA-NW-308
GA-193
GA-195
GA-199
EPICLASTIC
DACITE
RHYOLITE
ANDESITE
DACITE
1250m
1250m
Section: 13 Looking NW
Window: -10/+10
25 0 25 50 75m
Scale 1 : 1750
3047500mN
3047550mN
3047600mN
3047650mN
368300mE
368350mE
GA-199
GA-242
Plot Date: 30-Aug-2019

Figure 7-4: Cross-Section 13 AgEq

It has been interpreted that the top of the mineralized horizon at Cerro Los Gatos is generally located at an elevation of 1,300 masl to 1,350 masl. The surface is in the order of 1,570 masl ± 50 masl (Dr. Larry J. Buchanan, 2010).

Mineralization of interest and high-grade mineralization have been identified in the different vein systems at Cerro Los Gatos. Lead, zinc, and silver have been identified from epithermal quartz veins at the surface and from drilling intersections, while smaller, but important quantities of gold and copper associated with the veins have been intersected. Anomalous values have, thus far, been identified in the Cerro Los Gatos, Esther, Amapola, Cieneguita, San Luis, Paula, Tren/Margarita, and Mezcalera zones. Drilling has identified a continuous geometry of the mineralization in the Cerro Los Gatos, Esther and Amapola zones.

Lead mineralization occurs primarily as galena and lead oxide minerals of varying grain sizes that are disseminated in quartz vein material, as open-space filling in cavities, and as replacements in the andesitic and dacitic flow units.

Zinc mineralization occurs as sphalerite and zinc oxide minerals of variable grain sizes disseminated in quartz vein material, as open-space filling in cavities, and as replacements in the andesitic and dacitic flow units. Sphalerite ranges from yellow to brown in color and is deposited in a similar style but is not always associated with the galena mineralization.

Silver mineralization occurs as acanthite and native silver and has been detected in thin sections as proustite as small inclusions within galena grains.

Copper mineralization occurs as chalcopyrite and occasional native copper disseminated within quartz veins. Gold mineral species have not been identified visually but are present in small quantities in assay results.

The veins themselves display variable gangue mineralization, depending on the depth of exposure within the epithermal environment. It is common to observe calcite or manganese oxide mineralization at high levels within the epithermal system, which transitions to barite, fluorite, and quartz at lower levels. Adularia, albite, and alunite have also been observed within the veins but only in small percentages and usually at high levels. Within the mineralized portions of the veins, it is common to see quartz with minor fluorite and occasional minor calcite associated with lead, zinc, silver, copper, and gold mineralization. The veins are typically rhythmically banded on a scale of 1 mm to 10 mm per band, with repeated pulses of quartz carrying the metals and other gangue minerals. It is common to see multiple pulses of mineralization where small veins crosscut each other. It is also common to see various coloration of quartz in the multiple pulses, ranging from milky white to vitreous gray to amethystine purple (P. Pyle, 2010).

It is apparent that most of the values are associated with sulfide mineralization since this is present at surface outcrops and oxide mineralization is limited at depth, and is commonly related to fracture, breccia zones, and open spaces within the veins. Metallurgical testing indicates that the effect of limited oxidation is not important for the process of beneficiation.

8. DEPOSIT TYPES

Veins at Cerro Los Gatos show vein textures and gangue mineralogy (local chalcedony and calcite, and quartz-replaced lattice texture calcite) that indicate a relatively high-level hydrothermal system in the boiling environment. Breccia with clasts of vein quartz indicates a protracted hydrothermal system during multiple faulting events, a positive sign for economic epithermal veins. It has been interpreted that mineralized-shoots may extend relatively far down dip, possibly to at least 230 m.

Mineralization at Cerro Los Gatos is characterized by, silver, lead, zinc, and copper sulfides and their corresponding oxides, along with fluorite, manganese, barite, and traces of gold associated with quartz and calcite veins. The veins vary in orientation from west-northwest to northwest to north-northwest to north-northeast and vary in thickness from 1 m to 8 m in outcrop but displaying much greater true thickness at depth. Study of the veins in hand specimen and thin section suggests that they are epithermal in origin and are likely of intermediate sulfidation composition. Figure 8-1 shows epi-thermal textures encountered in drill GA-132 at 392 m down the hole on the left, and GA-175 at 273 m down the hole on the right.

The exploration model for these types of veins was put forward in a landmark paper by Dr. Larry J. Buchanan (1981) that set the basis for the understanding and interpretation of epithermal deposits that has been widely used in exploration, Figure 8-2 below. Dr. Buchanan now serves as a special consultant to SSMRC and has been instrumental in the recognition of the importance of the mineralogy of the veins and the expected transitions of the veins in the sub-surface.

Exploration of epithermal veins at Cerro Los Gatos is mainly focused on the interpretation of geological, structural, mineralogical, and alteration features in order to identify those areas within where mineral deposition was most likely to occur due to paleo-boiling surfaces at depth. These specific levels within the veins are where economic concentrations of lead, zinc, silver, copper, and gold and particularly bonanza-grade mineralization can be expected. Additional exploration is being targeted to other areas where mineralization can be concentrated, such as in the hanging wall fracture zones to the veins, the flanks of the flow domes, and structural intersections within the vein trends.

Other deposit types in the region suggest that higher-temperature mineralization can also occur, such as the skarn setting identified at the Santa Rita prospect located to the southeast of the concession block. These higher-temperature analogues have not yet been identified within the concession block (P. Pyle, 2010).

Figure 8-1: Epithermal Textures in Drill Core

GENERAL WATER TABLE
DEPTH (M.) BELOW SPRING ORIFICE
0
50
100
150
200
250
300
350
400
450
500
550
LEVEL OF BOILING OF 2.84 WT. % NaCl SOLUTION AT TEMPERATURE INDICATED
100°
150°
200°
250°
NOTE: HANGING WALL STRUCTURES COMPLICATE ALTERATION PATTERNS
VEIN
VEIN
NOTE: ALTERATION WIDTHS NORMALLY GREATER IN HANGING WALL THAN IN FOOTWALL
BOILING LEVEL
PRECIOUS METAL HORIZON
BASE METAL HORIZON
GANGUE MINERALOGY
EMPTY (CLAYS)
ZEOLITES, CALCITE, CLAYS, (AGATE)
CALCITE, ZEOLITES, AGATE, (STIBNITE, REALGAR)
QUARTZ, CALCITE, PYRITE, (BARITE, FLUORITE)
QUARTZ, ADULARIA, SERICITE, PYRITE, (CALCITE, CHLORITE, FLUORITE)
QUARTZ, FLUORITE, PYRITE, (CHLORITE)
PYRRHOTITE, PYRITE, ARSENOPYRITE
ORE MINERALOGY
RARE GOLD, USUALLY IN PYRITE
(GOLD IN PYRITE, Ag-SULFOSALTS)
PYRARGYRITE, PROUSTITE, ARGENTITE, ELECTRUM
ARGENTITE, ELECTRUM
GALENA, SPHALERITE, CHALCOPYRITE, (ARGENTITE)
UNDER HYDROSTATIC CONDITIONS, BOILING LEVEL SHOWN IS FOR TEMP. = 240°, NaCl = 2.84 WEIGHT %. FOR COOLER SYSTEMS, BOILING LEVEL IS HIGHER AND DIAGRAM IS CONDENSED. FOR EXAMPLE, AT 175° Au+Ag MAY DEPOSIT WITHIN THE ALUNITE ZONE. TO CALCULATE APPROX. DEPTH AT ANY GIVEN TEMP. & SALINITY, USE:
DEPTH (m.) = B / d (1.013)(3.28)(0.0295)
WHERE B = PRESS. (BARS) TO PREVENT BOILING
d = DENSITY OF SOLUTION (g/cc)
BOTH B & d ARE FOUND IN HAAS (1976)
DEPTH ASSUMES 100% HYDROSTATIC CONDITIONS
SILICEOUS RESIDUE: OPAL, CRISTOBALITE, ANATASE, HgS, RARE PYRITE
ALUNITE, KAOLIN, PYRITE; OFTEN EXTENDS DOWNWARD ALONG VEIN AS KAOLIN HALO AROUND & ABOVE ORE
PROPYLITIZATION: CHLORITE, ILLITE, CARBONATE, PYRITE, MONTMORILLONITE; EPIDOTE INCREASES WITH DEPTH
ILLITE, CELADONITE IN HIGHER LEVELS, MAY PASS WITH DEPTH TO SERICITE, ADULARIA
SILICIFICATION USUALLY WITH ADULARIA AND/OR MINOR ALBITE
ADULARIZATION, WITH NO TO MINOR ALBITE ABOVE BOILING LEVEL, MINOR TO MAJOR ALBITE BELOW
NOTE: ALTERATION BOUNDARIES MORE DIFFUSE THAN SHOWN
DIAGRAM DOES NOT APPLY TO TELESCOPED DEPOSITS OR TO THOSE WITH MULTIPLE ORE STAGES

FIGURE 1

Figure 8-2: Idealized Section of a Bonanza Epithermal Deposit (Buchanan, L.J., 1981)

9. EXPLORATION

9.1. Historic Exploration

Apart from small pits and workings in the Gavilana (Paula), San Luis, Tren/Margarita, and Esther zones, there has been little to no previous exploration work within the Cerro Los Gatos project area. No evidence of systematic prospecting, sampling, or drilling has thus far been identified. The only record of historic sample collection is from Baca Carreon, 1964, where 16 samples along the Tren/Margarita zone were taken.

9.2. Recent Exploration

MPR began its first phase of exploration in the Cerro Los Gatos project area in 2007 with a program of surface geologic mapping and rock sampling covering approximately 60% of the original Los Gatos concession within the core of the claim block. This work was conducted by a local Mexico-based consulting group, Grupo Azta, and is detailed in a report by J. Islas (2008).

Work by Grupo Azta identified more than 100 km of strike length of quartz and calcite veins, many of which contained anomalous lead, zinc, and silver mineralization. Grupo Azta took 1,217 rock samples from surface outcrops of vein and wall rocks. Of the 1,217 samples, 200 samples contained values in excess of 10 grams of silver per tonne.

As the mapping by Grupo Azta progressed, it became clear that there were several orientations of prospective veins within the Cerro Los Gatos project area. Consultant Eric Nelson was brought in to review the structural geology of the area and make recommendations of the more prospective trends. The results of his work, contained in Nelson (2007), suggested that the most favorable vein trend was north-northwest, and an initial program of drilling was proposed (J. Islas, 2008).

MPR expanded its program at the Cerro Los Gatos project in June 2008, employing its own local technical staff, under the supervision of Philip Pyle, Jon Gelvin, and Dr. Larry J. Buchanan. During the months from June 2008 to October 2008, environmental permits were obtained, proposed drill areas were re-mapped and re-sampled, surface access rights were negotiated with local ranches, and drill access roads were constructed.

Drilling began with one rig in October 2008, at the Paula zone, and transitioned in early 2009 to the Cerro Los Gatos zone. The initial significant identification of silver was from hole GA-04 in April 2009, where 73.6 g/t silver was found over 4m from 152 m to 156 m depth. This was quickly followed by significant intercepts in hole GA-06 and then GA-09, which contained 34 m of 414 g/t silver, 2.0% lead, and 4.85% zinc. At this point in the drilling program, the geometry and the preferred level for mineral deposition was identified, and a series of holes were drilled that indicated a continuous mineralized body of apparent high grade mineralization with lead, zinc, and silver mineralization over a strike length in excess of 2.5 km, a dip extent in excess of 200 m, and an average thickness of 6.2 m, within the Cerro Los Gatos banded vein complex.

Also, in early 2009, drilling in the Esther zone commenced, with one rig moving back and forth between the Cerro Los Gatos and Esther zones. Significant mineralization was identified in hole ESO4, with 14 m containing 79.8 g/t silver from 102 m to 116 m depth. This was followed with significant offsets in mineralization holes ES05 and ES06, proving a continuous geometry of mineralization for over 1 km of strike length, with an average thickness of more than 3.4 m and a minimum down dip extent of 200 m.

Detailed soil geochemistry programs were conducted over the Esther zone and the area between the Cerro Los Gatos and Esther zones. Results of the sampling identified new veins in the Esther zone and revealed four separate structures between the Esther and Cerro Los Gatos zones.

Detailed topographic mapping was created using Photosat, a Canadian contractor. The topography was created at 1 m, 5 m, 10 m, and 50 m contours from Geoeye® satellite coverage captured exclusively for the survey. Survey control points were established on the surface, with coordinates by total station in order to guarantee the accuracy of the survey.

A detailed 3D IP survey was conducted during July 2010 using SJ Geophysics, a contractor from Canada. Lines were initially spaced at 100 m with stations every 25 m and later tightened to 50 m by 25 m. Data from the survey was processed using the UBC inversion algorithms, and the results suggest a correlation between vein mineralization at the Cerro Los Gatos zone and zones of high chargeability and low resistivity. In addition, the vein mineralization at the Esther zone suggests a similar relationship of high chargeability and low resistivity. The first holes to test the trends of mineralization from these surveys successfully extended mineralization in both zones. As a result of the good correlation with mineralization, extensions of the surveys were begun in November 2010 in both the Cerro Los Gatos and Esther zones. Additionally, data are being collected in the Amapola and San Agustin zones to determine the signature of mineralization in these new areas for drilling.

Detailed geologic mapping has been conducted over approximately 60% of the Los Gatos concession utilizing both local staff from MPR and independent contractors. Regional-scale mapping has taken place on the remaining 40%.

A second review of structural geology of the Cerro Los Gatos and surrounding areas was prepared in March 2010 by consultant Tony Starling of Telluris Consulting. His work suggests a relationship between mineralization and the presence of the younger dome rocks and identifies the younger northeast trending cross faults as a potentially important conduit for fluid flow during the mineralization phase. In the report (Starling (2010)) also identifies several other favorable zones from Geoeye, Spot, and Aster imagery, which may serve as loci for mineralization, that are not well exposed in outcrop.

A detailed study of the local geology in the San Agustin zone was prepared during October 2010 and detailed in a report by Byington (2010). This work suggests a strong preference for north-northeast trending veins, and a series of drilling recommendations were made. A test of the drill proposals was made with mostly negative results.

Geological, exploration, and drilling information has identified a mineral resource in three of the targets explored, Amapola, Cerro Los Gatos, and Esther. MPR produced preliminary resource estimates internally and through Rowearth Consulting of the Esther and Cerro Los Gatos zones (Behre Dolbear, 2011).

It is the authors’ opinion that the samples collected for exploration purposes are representative of project area. Soils and surface rock chip samples were assayed and used for location purposes only and were not incorporated in mineral resource estimates. Assayed drill core was the only source of grade and thickness data incorporated in the mineral resource estimate.

9.3. Decline and Bulk Sample

Driving of a 1.3 km long 15-degree decline commenced in July of 2015 and reached the upper extent vein in the Central block in September of 2016. Figure 9-1 is a photo of the entrance of the decline taken in August of 2015.

Figure 9-1: Decline Entrance (Mine Portal)

A 1,215 tonne bulk sample was mined on the 1,400 m level from 5 vein drift blast rounds each with 4 m advance along strike vein drift. The material was blended and 50 Tonnes were sent to SGS in Lakefield, Ontario, Canada for metallurgical testing, the result of which will inform metallurgical and processing parameters in the Feasibility Study.

Figure 9-2 is a cross-section showing the path of the decline and the location of the bulk sample. Four drill holes pierced the vein prior to the advance of the decline, samples were collected from the blast rounds.

Figure 9-2: Decline and Bulk Sample Area Cross-Section Looking Northwest (+/- 200 m)

Table 9-1 compares the planned grade and tonnage of 6 drift 4 m rounds on the vein and the round average and the assumed tonnage of 5 rounds. The additional drilling and bulk sample suggest that locally the upper extent of the vein is richer in Ag, Pb and Zn than estimated in the model and lower in tonnage. The vein was encountered where it was modelled and expected. Drilling from the decline demonstrated resource grade material exists outside of the model up-dip to the northwest. The drill holes and bulk sample data have not been included in the block model and will potentially expand the tonnage and improve the grade in the up-dip area of the Central block if included.

Table 9-1: Bulk Sample and Block Model Comparison

	Ag g/t	Pb%	Zn%	AgEq g/t	Mass
Model	314	1.70	3.29	500	2,216	(1)
Round 1	1,083	10.97	11.82	1,922
Round 2	739	11.4	11.22	1,571
Round 4	571	5.95	6.86	1,044
Round 5	309	3.41	5.55	642
Round 6	473	4.64	4.73	817
Round Average	635	7.27	8.04	1,199	1,215	(2)
Comparison % Round Average/Model	202	429	244	240	69	(3)

NOTES:

(1) Planned for 6 rounds with 4 m advances;

(2) Bulk sample grades only contain 5 rounds.

(3) Model mass corrected for 5, 243 Tonne rounds instead of 6.

Figure 9-3 shows the bulk sample drilling as well as the blast round AgEq grades compared to the model AgEq grade within the high-grade +150 AgEq g/t shell.

Figure 9-3: 3D Clipped View of Bulk Sample and Block Model AgEq Grades

10. DRILLING

As of July 2019, 484 drill holes relevant to the Cerro Los Gatos Deposit had been completed by MPR, for a total of 158,842 m. The project database contains drilling on other prospects that are not applicable to this report. Figure 10-2 shows drilling associated with the Cerro Los Gatos deposit, Table 10-1 tabulates the drilling by purpose.

Table 10-1: Drill Hole Count by Purpose

Purpose	Count	Length (m)
Surface Exploration	399	137,220
Underground Exploration	32	3,567
Exploration and Metallurgical testing	6	1,733
Underground Bulk Sample Targeting	4	415
Metallurgical Testing	5	1,693
Geotechnical	18	4,134
Tailings Geotechnical	14	280
Hydrologic Study	6	1,800
Total	484	158,842

Drilling was initiated at the Cerro Los Gatos project in October 2008 and continued until 2012. Drilling recommenced in 2015 following the joint venture agreement with DOWA, with four rigs simultaneously drilling until February 2016. Drilling began with a Mexican contractor, Minera Gavilán, but most of the drilling has been completed by Major Drilling Company with Major 5000 rigs. Drilling is conducted using a wire line rig with diamond core capabilities. Holes begin with HQ size and are reduced, if necessary, to NQ and very rarely to BQ, if difficult drilling conditions are encountered. Drilling from the 2015-2016 program were pre-collared with tri-cone bit.

Drilling resumed in connection with underground development in August-December 2018 from designed chambers within the underground workings. The drilling was conducted by Major Drilling with NQ size drilled from the footwall side of the mineralized zone.

Drilling was shifted back to the surface in January -July 2019 Using Major 5000 rigs from Major Drilling Company. This work was focused on improving confidence in the resources of the NW and Central zones in areas where underground development had not yet reached. As in previous surface drilling programs, holes were pre-collared with a tri-cone bit and core collected using HQ size, reducing to NQ size if poor drilling conditions were encountered.

Holes are surveyed with a Flexit EZ trac device at 50 m intervals, as the holes are completed. Accuracy of the Flexit EZ trac is reported by its manufacturer to be 0.25 degrees in calculation of both the azimuth and inclination. Surveys of hole collar coordinates are completed by a local contract topographer using a Topcon Total Station GTS-236W. All collar and survey information are stored in a master database in Microsoft Access® (Behre Dolbear, 2011). Most collars have been cemented and annotated with the drill hole name, Figure 10-1, few monuments have been inadvertently destroyed by vehicles.

Figure 10-1: Drill Hole Collar Monument

Early on drill holes were positioned to intersect the vein at nearest to perpendicular to strike and dip as possible however, recent infill drilling has utilized shared drilling pads to limit surface disturbance and preparation. Figure 10-2 shows the location of drill holes.

Figure 10-2: Drill Hole Location Map

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

Data summarized in this section and utilized for resource estimation has been collected by MPR. The sample preparation, analyses and security procedures implemented by MPR meet standard practices in most cases. Refinements to several protocols are required to achieve the best possible quality control (QC) of sampling. The data collected is of adequate quality and reliability to support the estimation of mineral resources.

No historic sampling by previous operators has been utilized by MPR and has not been described in this section. Descriptions and quantities of samples are limited to drilling within the immediate Cerro Los Gatos deposit resource area; various surface sampling and drilling outside of deposit area are not considered relevant to this section.

11.1. Sample Preparation

Diamond drill core is transported from the rig to the core preparation site in the town of San José del Sitio, by truck. Following geotechnical logging by field assistants, geologists log the core and select sample intervals. Sample intervals are selected only where the geologist anticipates mineralization to exist. In practice, the core is extensively sampled above the hanging wall and below footwall on either side of the mineralized zone. Samples are constrained to a minimum length of 80 cm and maximum of 10 m. The mode sample length is 2 m, 79% of samples are 2 m in length, 0.5% are greater than 2 m and 20.5% are less than 2 m.

During the process of sample selection, the geologist draws a centerline to guide the core cutter. A sample sheet is provided to the core cutter containing sample numbers and from, to intervals. In addition to a cut sheet, a sample tag booklet system is used. The booklet contains two removable tags, one is stapled to the plastic corrugated core box and the other is placed in the sample bag along with the sample, the book is retained. The sample ID is also transcribed on the white plastic core box using a red marker, Figure 11-1. Sample numbering begins where the previous sample batch left off.

Figure 11-1: Sampled Drill Core

11.2. Security

Core preparation is completed in a converted residential double lot in the town of San José del Sitio. The buildings and fence gates are locked at night. Sample batches waiting to be transported to Chihuahua City are stored in a secure building adjacent to the core logging area. When each hole is completed, samples are transported to Chihuahua City, typically three times a week, where they are immediately delivered to ALS Chemex’s preparation facility in Chihuahua City (ALS Chihuahua). A Chain of Custody form is used to track the samples once they leave the security of the core facility in San José del Sitio. Only project level staff are involved with the selection, preparation and delivery of samples to the laboratory.

11.3. Analyses

Samples are prepared by drying, crushing, splitting, and pulverizing at ALS Chihuahua and pulps are shipped to Vancouver, British Columbia, Canada (ALS Vancouver) for analysis. ALS Chemex is independent of Sunshine and MPR and is ISO 17025 accredited, the accreditation of ALS Vancouver encompasses preparation processes completed at ALS Chihuahua.

Samples are initially analyzed for Ag, Pb, Zn, Cu, and 37 additional elements using aqua regia inductively coupled plasma — atomic emission spectroscopy (ICP41) with re-run for values exceeding 100 g/t Ag, and 1% Pb, Zn, Cu analyzed by ore grade aqua regia inductively coupled plasma — atomic emission spectroscopy (OG62). Values further exceeding 1,500 g/t Ag are re-run using fire assay with gravimetric finish (GRA21)

Samples are also initially analyzed for Au using fire assay with atomic absorption spectroscopy finish (AA23) with a re-run for values exceeding 10 g/t Au using fire assay with gravimetric finish (GRA21).

Analysis flow is further shown in graphic form in Figure 11-2.

Figure 11-2: Sample Analysis Flow Diagram

11.4. Quality Assurance and Quality Control for Sample Analysis

MPR’s quality assurance (QA) measures involve the use of standard practice procedures for sample collection as described above; and include oversight by experienced geologic staff during data collection. QC measures implemented by MPR include in-stream sample submittal of standard reference material, blank material and field duplicate sampling.

11.4.1. Quality Control Sample Performance

QC sample performance is tracked by a dedicated-on site database manager by visually comparing results returned from the lab to control samples in an established work order. In few instances, issues were cited and re-run by the laboratory. QC sample performance trends over time are not reviewed on site but is recommended that they be graphically tracked on a continual basis for Ag as well as Pb, Zn, Cu and Au.

QC performance reviewed as part of this report indicate:

•                       Standard performance is good, with most initial failures attributable to clerical errors and true failures from certified values near the detection limit. Clerical errors once discovered should be corrected as soon as possible;

•                       Blank performance for Ag is good, but poor performance for Pb, Zn, and Cu should be investigated. Disparities between Ag performance and the poor performance of Pb, Zn, and Cu is related to the proportion of the detection limit to relevant resource grade. Even so, uncertified blanks could contain base levels of Pb, Zn and Cu several times greater than the detection limit, or samples are possibly being contaminated during preparation or analysis. Uncertified blanks further complicate investigation. The use of non-certified blanks should be abandoned, and the laboratory’s internal blank controls should be requested to potentially rule out contamination. Observed levels of possible contamination are too low to have a material effect on the estimation of resources. This is supported by good performance seen for standards, significant contamination would likely have biased standard analyses as well, and this was not observed; and

•                       Field duplicate performance is reasonable, but protocols should be altered to test intervals within the high-grade portions of the mineralized zone more often.

12. DATA VERIFICATION

The following describes steps taken by the qualified person, Tetra Tech personnel, and previous authors to verify data provided by MPR. The author visited the site November 29-30, 2018, and August 20-21, 2019. A Tetra Tech staff member audited the project database and visited ALS Chemex Vancouver on August 29, 2012.

Data verification conducted during the 2015 site visit included: observations of drill hole collar locations and orientations, inspection of drill core compared to logs and analytical results, observations of the drill rig and core collection, observations core intake, visits to outcrops, discussions with MPR geologist including reviews of working maps and cross-sections. Data verification by the qualified person indicates the data collected by MPR meets industry standard practice and is enough to support the estimation of mineral resources.

12.1. Check Sampling

Confirmatory sampling of drill core was completed by Tetra Tech during a site visit in July 2012. A total of 34 previously sampled half cores were quartered and bagged under the supervision of Tetra Tech and sent to ALS Chemex to undergo the sample analysis regiment used by MPR. Seven check samples collected by Behre Dolbear in 2009 as part of their data verification efforts were added to this comparison. Figure 12-1 compares the original sample database values and the check samples in a box and whiskers plot.

Figure 12-1: Check Sample Box Plot

The box and whisker plot show the means, medians, and population distributions are reasonably similar for Ag, Pb, Zn, Cu and Au. Additionally, the 41 samples are compared in Figure 12-2 as a scatter of plot, with the original sample database values on the x-axis and the check samples on the y-axis. The scatter plot shows reasonable reproducibility but does contain large differences for a handful of samples, which is typical of duplicate sampling. Both figures demonstrate the original and check data are suitably similar for the purposes of independent qualified person verification. This spot check verification is not a substitute for umpire sampling recommended in Section 11 of this report, which should be made part of MPR QA/QC process.

Figure 12-2: Check Sample Scatter Plot

12.2. Database Verification

Verification of the database involved the following:

•                       Drill hole database validation that checked for from and to overlaps, excessive drill hole deviations, missing intervals, and missing holes from drill hole interval files;

•                       Comparison of the section interpretations to the geologic logs;

•                       A comparison of the collar elevation to the topographic surface;

•                       Comparison of standard reference material to the normal intervals to determine if any mislabeled standards were present in the database;

•                       Spot checks of the assay certificates to the database conducted in 2012 database audit; and

•                       Collar location spot checks by handheld GPS, Table 12-1.

Table 12-1: Collar Verification by Handheld GPS

Hole ID	Easting	Northing	Check Easting GPS	Check Northing GPS	Absolute Difference (m)
GA-23	368,554	3,047,578	368,549	3,047,582	6.8
GA-150	368,553	3,047,578	368,549	3,047,582	5.2
GA-154	368,553	3,047,578	368,549	3,047,582	5.2
GA-263	368,551	3,047,578	368,549	3,047,582	3.9
GA-167	369,439	3,047,228	369,431	3,047,233	9.9
GA-170	369,439	3,047,229	369,431	3,047,233	9.8
GA-140	368,638	3,047,548	368,630	3,047,556	11.1
GA-142	368,638	3,047,548	368,630	3,047,556	10.9
GA-145	368,638	3,047,549	368,630	3,047,556	10.8
GA-76	368,618	3,047,562	368,614	3,047,563	4.4
GA-183	368,642	3,047,596	368,635	3,047,597	6.4
GA-185	368,642	3,047,597	368,635	3,047,597	6.5
GA-180	368,642	3,047,596	368,635	3,047,597	6.2

13. MINERAL PROCESSING AND METALLURGICAL TESTING

This section summarizes testwork completed by SGS Vancouver Metallurgy on 2015 test program samples originating from Los Gatos Project, Mexico. The objective of this program was to support the feasibility study.

13.1. Samples

In total, 21 variability composites were assembled per instructions provided by MPR. A master composite was prepared from the first 13 variability composites (Var 1-Var 13) by a 75% split-out. The 75% splits were combined as master composite. The remaining 25% split of Var 1-Var 13 and the 100% of Var 14- Var 21 were blended separately. The weights of master composites and variability composites for metallurgical testwork are summarized in Table 13-1. A total of 467 kg of master composite was prepared.

Table 13-1: Weights of Master Composite and Variability Composites

Comp Name	Start Weight, kg	Master Composite Split 75%, kg	Variability Composite Split, kg
Vari 1	25.9	19.4	6.5
Vari 2	106.8	80.1	26.7
Vari 3	26.1	19.6	6.5
Vari 4	79.4	59.6	19.9
Vari 5	21.6	16.2	5.4
Vari 6	13.2	9.9	3.3
Vari 7	34.2	25.6	8.5
Vari 8	25.2	18.9	6.3
Vari 9	100.9	75.7	25.2
Vari 10	50.4	37.8	12.6
Vari 11	31.0	23.2	7.7
Vari 12	35.5	26.6	8.9
Vari 13	72.9	54.7	18.2
Vari 14	89.4		89.4
Vari 15	57.9		57.9
Vari 16	21.3		21.3
Vari 17	21.7		21.7
Vari 18	26.4		26.4
Vari 19	13.5		13.5
Vari 20	12.1		12.1
Vari 21	23.4		23.4
Master Composite		467.3

The head assay results are summarized in Table 13-2. The master composite assayed 0.1% Cu, 2.38% Pb, 5.27% Zn, 275 g/t Ag, 3.48% S and 2.86% F. Silica is the primary gangue mineral ranging from 48.1% to 77.6%.

Table 13-2: Head Assays of Flotation Composites

Analyte	Cu	Pb	Zn	Fe	Au	Ag	S	F
Unit	%	%	%	%	g/t	g/t	%	%
Vari 1	0.07	5.38	3.47	2.79	0.52	206	3.26	2.45
Vari 2	0.14	1.95	5.12	2.95	0.60	566	3.35	3.14
Vari 3	0.12	1.90	6.99	2.92	0.47	163	4.11	2.02
Vari 4	0.11	1.09	2.65	2.54	0.41	235	1.59	2.87
Vari 5	0.05	2.38	2.72	2.14	0.20	88	3.06	3.48
Vari 6	0.15	2.28	5.00	5.07	0.13	128	4.97	1.43
Vari 7	0.06	1.63	3.74	1.90	0.14	133	2.05	3.04
Vari 8	0.07	1.16	3.90	2.79	0.26	67	2.51	2.03
Vari 9	0.13	2.94	7.65	4.89	0.18	311	3.85	3.74
Vari 10	0.12	4.73	9.50	3.66	0.25	310	7.26	4.29
Vari 11	0.15	3.70	6.79	3.08	0.20	185	4.52	4.25
Vari 12	0.07	1.54	5.03	3.32	0.51	161	3.91	3.02
Vari 13	0.05	1.61	3.71	2.95	0.46	83	3.19	3.10
Vari 14	0.10	1.11	4.81	4.18	0.12	90	3.58	0.70
Vari 15	0.10	3.66	6.28	4.99	0.26	183	5.14	1.38
Vari 16	0.13	6.42	9.37	3.72	0.57	1100	6.69	1.51
Vari 17	0.09	0.97	3.33	3.12	0.49	620	2.74	1.71
Vari 18	0.11	2.19	5.75	4.55	0.10	100	4.02	2.18
Vari 19	0.12	2.58	7.43	7.35	0.23	109	4.40	3.92
Vari 20	0.08	1.43	2.10	3.14	0.10	58	1.01	4.45
Vari 21	0.10	3.73	2.93	4.11	0.16	113	1.63	5.94
Master	0.10	2.38	5.27	3.56	0.51	275	3.48	2.86

13.2. Mineralogy

The identified recoverable minerals are silver minerals, galena, and sphalerite; the pyrite content varies from 0.34-4.45% with an average of 1.78%.

Quartz has been identified as the primary gangue mineral, ranging from 47.9 to 71.7%. The samples also contain significant amount of feldspar (0.87-22.9%), mica (0.6-6.19%), chlorite (1-11%) and fluorite (1.9-11.2%).

Lead is present mainly as galena and lead oxide minerals are also identified in some of the samples; elevated oxide levels are contained in samples received from the Southeast zone.

Zinc is present primarily as sphalerite with significant occurrences of willemite (Zn2SiO4) and other zinc silicates (as alteration phases) in all samples. The combined amount of willemite and other zinc minerals ranges from 0.6-7.24%, but some samples contain as much as 6.93% of willemite and other zinc silicates (Var 9). Zinc deportment should be studied and understood well as this parameter could influence the mine production plan and may impact cash flow models.

According to the SGS dataset, generated using QEMSCAN technology as displayed in Figure 13-1, galena and sphalerite are both very finely grained. Fine primary and regrind sizes would be anticipated to facilitate separation of the two minerals into clean flotation concentrates.

Figure 13-1: Cumulative Grain Size Distribution (Graph from SGS)

QEMSCAN analysis was performed on the master composite and 21 variability samples. Process mineralogy was also conducted on the flotation and gravity products.

13.3. Comminution

A summary of the grindability results is provided in Table 13-3. The number of samples tested per zone is also provided. The following tests were performed on Los Gatos samples:

•                       JK Drop-weight

•                       SAG Mill Comminution, SMC

•                       SAG Power Index, SPI

•                       Bond Rod Mill Work Index, BRWI

•                       Bond Ball Mill Work Index, BBWI

•                       Abrasion Index

Table 13-3: Comminution Test Results Summary

		JK Parameters						SPI			Bond
	Relative Density(2)	A x b(1)	ta (1)	SCSE (1) (kWh/t)	A x b(2)	ta (2)	SCSE(2) (kWh/t)	CEET Ci	SPI (min)	BWI (kWh/t)	Ai (g)
Average	2.79	62.4	0.51	8.30	53.6	0.50	8.87	8.7	73.2	17.4	0.661
Std. Dev.	0.09	—	—	—	7.8	0.06	0.44	3.4	14.6	1.5	0.065
Rel. Std. Dev.	3	—	—	—	15	13	5	39	20	8	10
Minimum	2.68	—	—	—	77.6	0.70	7.66	16.0	46.7	15.3	0.598
10th Percentile	2.70	—	—	—	61.6	0.56	8.40	12.6	59.0	15.4	0.604
25th Percentile	2.71	—	—	—	57.4	0.54	8.55	11.5	62.9	16.1	0.609
Median	2.77	—	—	—	51.2	0.47	9.02	7.8	71.3	17.5	0.630
75th Percentile	2.87	—	—	—	47.7	0.45	9.25	5.7	82.2	18.4	0.719
90th Percentile	2.92	—	—	—	45.8	0.43	9.32	5.4	96.0	18.9	0.741
Maximum	2.93	—	—	—	45.0	0.43	9.36	4.5	102.1	20.6	0.775

NOTES:

(1) from DWT

(2) from SMC; the ta value reported as part of the SMC procedure is an estimate

*  Minimum and Maximum refer to softest and hardest for the grindability tests, respectively

Based on these results, the ore appears to be softer per JKTech database of Drop-weight test and SMC test; the ore also appears to be of moderately soft to moderately hard per SGS database with respect to SAG milling and appears to be of moderately hard to hard with respect to ball milling. Based on the Ai, the ore is categorized the samples from abrasive to very abrasive.

13.4. Flotation Testing

Flotation tests were performed on the master composite and 21 variability composites.

Due to the improved marketability of the separate lead and/or zinc concentrates over a bulk concentrate; a sequential flowsheet was used for the design of the plant. The following subsections refer to the development of that sequential flowsheet.

A total of 44 flotation tests including five locked cycle tests were completed on the master composite. The conditions developed in 2014 program were used as a baseline. Several factors including primary grind size, reagent dosage and flotation time were investigated in this test program.

13.4.1. Effect of Primary Grind Size on Flotation

13.4.1.1. Lead and Silver Flotation

Six lead and zinc rougher flotation tests were performed at varying primary grinds and the results of lead recovery and zinc misplacement are presented in Figure 13-2.

Figure 13-2: Effect of Grind Size on Lead Flotation in Rougher Tests

F1, F2 and F3: These three tests were performed at a k80 of 73, 102 and 125 microns, respectively. No significant difference between these selected size distributions was observed. The lead rougher recoveries were high at 89.7-90.4% at a zinc misplacement of 13.9-15.4%.

F4 and F5: The two tests were performed at a k80 of 169 and 205 microns, respectively. The lead recoveries were approximately 2% lower when compared to the tests F1-F3 with a zinc misplacement of 14.5-15.5%.

F11: The test was conducted at a k80 of 46 microns and produced the best lead flotation results. Finer primary grind produced higher lead recovery.

The relationship between silver recovery and rougher concentrate mass pull is presented in Figure 13-3. There was a good correlation between silver recovery and primary grind size. Higher silver recovery was obtained at finer grind sizes and the 46-micron grind produced the highest silver recovery under tested conditions.

Figure 13-3: Effect of Grind Size on Silver Flotation in Rougher Tests

The primary grind size on lead and silver flotation was further confirmed by cleaner tests as shown in Figure 13-3. Those tests were performed at same ZnCN addition level (500 g/t in rougher and 230 g/t in cleaner). Apparently, primary grind size plays a critical role in lead and silver recovery.

F22 and F27 were conducted at a k80 of 45 microns and the best lead and silver flotation results were achieved (top two curves in Figure 13-4).

F32 was performed at a k80 of 67 microns. While the lead recovery was high at this size distribution, the silver recovery dropped to 62.1% from 68.9-71.8% compared to F22 and F27.

The lead and silver recovery dropped further as the size became coarser as shown in F6, F20, F8, F9, and F14, especially silver recovery, which was significantly impacted.

Figure 13-4: Primary Grind Size on Lead and Silver Flotation in Cleaner Tests

13.4.1.2. Zinc Flotation

The effect of primary grind size on zinc rougher recovery is presented in Figure 13-5. The zinc rougher recoveries vary between 58.9-62.7% and the overall zinc recoveries (zinc rougher recovery plus zinc in lead rougher concentrate) are 74.5-77%. Higher overall zinc recoveries were obtained at finer primary grind sizes with the highest overall zinc recovery achieved from test F11, which was conducted at a k80 of 46 microns and resulted in an overall zinc recovery of 77%.

Figure 13-5: Effect of Grind Size on Zinc Flotation in Rougher Tests

13.4.2. Effect of Depressant Addition on Lead and Silver Flotation

Four lead rougher flotation tests were completed to investigate the effect of depressant addition on lead and silver flotation. The results are presented in Figure 13-6 and Figure 13-7.

The final lead rougher recoveries were close regardless of the depressant added, but better lead and zinc separation was obtained from F28 in which ZnCN was used. The zinc misplacement was the lowest at 20.4% in this test. However, the ZnCN addition negatively impacted silver recovery as shown in Figure 13-6. The silver recovery was much lower when compared to the other three tests, F29-F31.

Figure 13-6: Effect of Depressant on Lead Rougher Flotation

Figure 13-7: Effect of Depressant on Silver Flotation

The impact of ZnCN addition on lead and silver flotation was further confirmed by cleaner flotation as shown in Figure 13-8.

F35 and F37 were completed without any depressant addition, while ZnCN was added in the cleaner only (F21 and F36) or in rougher and cleaner (F39). The silver recovery was significantly lower with the ZnCN addition (F12, F36 and F38) when compared to non-depressant addition tests (F35 and F37).

Figure 13-8: Effect of ZnCN on Lead and Silver Flotation

13.4.3. Effect of Longer Flotation and Higher Collector Addition on Pb/Ag Flotation

Finer primary grind of 45 microns produced the highest silver recovery as discussed earlier. The lead recovery was high at a 76-micron grind, but the silver recovery was lower when compared to a 45-micron grind. F34 was completed at a 76-micron grind while one more lead rougher stage was added to extend the flotation time. The collector dosage was also increased in rougher in that test. The idea was to investigate if the longer flotation time and increased collector dosage could improve the silver recovery at 76 microns of grind. The results are presented in Figure 13-9 and compared to F20 and F22.

The results clearly showed that the silver recovery improved significantly with the extended flotation time and higher collector addition level.

Figure 13-9: Lead Cleaner Tests – Grade and Recovery Curves

13.4.4. Effect of CuSO4 Dosage on Zinc Flotation and Pyrite Flotation

The CuSO4 addition level on zinc rougher flotation was investigated in F15, F16 and F17. Pyrite flotation was also performed following the two stages of zinc rougher flotation by overdosing the collector addition. The zinc flotation results are presented in Figure 13-10.

Higher CuSO4 addition level did improve the zinc rougher recovery. Good zinc recovery was obtained at the lower CuSO4 addition level of 250 g/t.

Figure 13-10: Effect of CuSO4 Dosage on Zinc Rougher Flotation

Pyrite flotation was conducted following zinc flotation by adding 250 g/t of SIPX with 8 minutes of flotation. Only 1.1-2.2% of S was recovered into the pyrite concentrate. Pyrite content in the master composite was low and most of the pyrite was already recovered into lead and zinc rougher concentrates during flotation.

13.4.5. Effect of Na2SiO3 on Zinc Flotation

Sodium silicate was added in zinc flotation to investigate if it could improve the selectivity of zinc flotation and concentrate grade. The results are compared to F7 and presented in Figure 13-11. No improvement was observed on zinc flotation with the addition of sodium silicate.

Figure 13-11: Effect of Sodium Silicate on Zinc Flotation

13.4.6. Effect of pH on Zinc Flotation

The effect of pH on zinc rougher flotation was tested and the results are presented in Figure 13-12. The three tests were completed under the same conditions except pH levels were 7.5, 9.0, and 11.0. The overall zinc recovery (Zn rougher plus Zn in lead rougher) was 76.3%, 75.3% and 76.2% respectively for the three tests, F1, F12 and F13.

The pH had no significant effect on zinc rougher flotation, and this was further confirmed by cleaner tests as shown in Figure 13-13. Good zinc flotation results were achieved at natural pH of 7-7.8.

Figure 13-12: Effect of pH on Zinc Rougher Flotation

Figure 13-13: Effect of pH on Zinc Cleaner Flotation

13.4.7. Zinc Oxide Mineral Flotation

The Var 9 sample contained significant amount of zinc oxide minerals and the zinc recovery was relatively low by sulfide flotation. Oxide flotation tests were conducted to investigate the potential of improving zinc flotation. The following tests were completed:

•        F18: Na2S was added following zinc rougher flotation

•        F19: 6493 was added following zinc rougher flotation

•        F23-F26: Na2S was added in primary grind mill

However, the oxide flotation was unsuccessful and there was no improvement of zinc recovery.

13.4.8. Locked Cycle Flotation Testing

Five locked cycle tests were completed to confirm the batch cleaner test conditions and project the metallurgy. The flotation conditions are summarized in Table 13-4.

LCT1, LCT2 and LCT3 were conducted to test the effect of primary grind size on flotation. The grind sizes were conducted at k80’s of 46, 76 and 102 microns, respectively with all other conditions unchanged. Three stages of lead cleaning and five staged of zinc cleaning were employed in those three tests.

LCT10 was conducted at a 45 microns grind size with 4 stages of lead and zinc cleaning and LCT11 was carried out at an 80 microns grind size with extended lead rougher flotation time and higher collector addition level. The results are summarized in Table 13-5.

Table 13-4: Summary Conditions of LCTs

Stage	Flotation Conditions	LCT-1	LCT-2	LCT-3	LCT-10	LCT-11
	Size, µm (K80)	46	76	102	45	80
Primary Grind	NaCN/ZnSO4, g/t	125/375	125/375	125/375	125/375	125/375
	pH	7.7	7.5	7.2	7.6	7.5

	Stage	3	3	3	3	4
	3418A, g/t	30	30	30	30	80
Pb Roughing	pH	7.6-7.7	7.5-7.6	7.2-7.4	7.6-7.7	7.5-7.6
	Float Time (min.)	7	7	7	7	11

	Size, µm (K80)	17	17	19	17	19
Pb Regrind	NaCN/ZnSO4, g/t	25/75	25/75	25/75	25/75	25/75
	pH	7	6.8	6.9	7	7.2

	Stage	3	3	3	4	4
	NaCN/ZnSO4, g/t	32.5/97.5	32.5/97.5	32.5/97.5	32.5/97.5	32.5/97.5
Pb Cleaning	3418A, g/t	12.5	12.5	12.5	13.5	15
	pH	6.8-7.1	6.7-6.9	6.7-6.9	6.7-7	6.9-7.3
	Float Time (min.)	11	11	11	14	14

	Stage	2	2	2	2	2
	CuSO4	250	250	250	250	250
Zn Roughing	SIPX	180	180	180	180	180
	pH	7-7.6	6.8-7.4	6.7-7.3	7-7.5	6.8-7.4
	Float Time (min.)	16	16	16	16	16

	Size, µm (K80)	21	22	22	20	15
Zn Regrind	CuSO4	100	100	100	100	100
	pH	6.9	6.8	6.8	7	6.7

Stage	Flotation Conditions	LCT-1	LCT-2	LCT-3	LCT-10	LCT-11
	Stage	5	5	5	4	5
	SIPX	37	37	37	35	37
Zn Cleaning	pH	6.9-7.9	6.9-7.6	6.9-7.4	7.1-7.6	7-7.3
	Float Time (min.)	27	27	27	22	27

Table 13-5: Summary Results of Locked Cycle Test

Grade		LCT1, 46 µm	LCT2, 76 µm	LCT3, 102 µm	LCT10, 45 µm	LCT11, 80 µm
	Au, g/t	0.36	0.35	0.35	0.35	0.39
	Ag, g/t	281	276	291	281	289
	Cu,%	0.12	0.11	0.12	0.12	0.12
	Pb,%	2.35	2.39	2.43	2.42	2.52
Feed (calc.)	Zn,%	5.23	5.25	5.27	5.29	5.05
	Fe,%	3.55	3.44	3.40	3.60	3.27
	S,%	3.38	3.40	3.35	3.45	2.97
	F,%	3.64	3.56	3.60	3.22	3.23

	Au, g/t	5.9	4.7	4.7	6.9	5.8
	Ag, g/t	5884	4816	4995	6054	5271
	Cu,%	1.62	1.35	1.33	1.64	1.57
	Pb,%	60.7	61.8	61.4	64.1	56.3
Pb Cln Conc	Zn,%	8.98	8.60	8.73	8.01	11.2
	Fe,%	3.15	3.31	3.29	2.80	3.79
	S,%	15.7	16.0	15.9	14.8	16.6
	F,%	0.21	0.21	0.18	0.15	0.24

	Au, g/t	0.52	0.70	0.69	0.65	0.8
	Ag, g/t	531	866	874	631	552
	Cu,%	0.59	0.69	0.69	0.58	0.56
	Pb,%	1.19	1.30	1.36	2.14	0.95
Zn Cln Conc	Zn,%	56.9	55.2	54.7	52.5	51.8
	Fe,%	6.39	7.37	7.37	7.55	9.20
	S,%	33.0	31.7	30.0	32.9	30.3
	F,%	0.05	0.08	0.09	0.13	0.12

		LCT1,	LCT2,	LCT3,	LCT10,	LCT11,
Distribution		46 µm	76 µm	102 µm	45 µm	80 µm
	Au,%	60.6	50.3	49.9	62.2	60.2
	Ag,%	73.3	62.7	62.1	70.5	74.8
	Cu,%	48.3	41.4	39.4	48.4	53.3
	Pb,%	89.7	89.4	88.4	86.4	91.5
Pb Cln Conc	Zn,%	5.98	5.73	5.73	4.89	9.05
	Fe,%	3.15	3.51	3.54	2.56	4.74
	S,%	16.7	17.7	18.4	14.2	22.9
	F,%	0.20	0.20	0.18	0.15	0.31

	Au,%	9.29	13.4	13.7	12.3	12.1
	Ag,%	11.6	20.4	20.3	15.5	11.6
	Cu,%	30.9	38.3	38.1	36.1	28.2
	Pb,%	3.08	3.40	3.66	6.10	2.28
Zn Cln Conc	Zn,%	66.5	66.8	67.1	67.7	62.1
	Fe,%	11.2	14.2	14.8	14.5	17.0
	S,%	61.7	63.7	64.8	66.8	61.7
	F,%	0.09	0.14	0.15	0.27	0.22

Very good and consistent results were obtained. The results further confirmed the findings in batch tests:

•                       Finer primary grinding improved gold and silver recovery in lead cleaner concentrate. The gold and silver recoveries were 60.6% and 73.3% respectively in LCT1 which was carried out at 46 microns of grind size, while the gold and silver recoveries decreased to approximately 50% and 62% in LCT2 and LCT3 which were completed at 76 and 102 microns of grind size.

•                       The lead and silver grades improved with the addition of one more lead cleaner stage, but both the lead and silver recoveries decreased by approximately 3% when comparing LCT10 and LCT1. The zinc grade decreased to 52.5% from 56.9% with the four stages of cleaning instead of five while the zinc recovery improved by 1% (67.7% in LCT10 vs. 66.5% in LCT1). The four stages of zinc cleaning also resulted in higher fluorine grade in final zinc cleaner concentrate. The fluorine grade increased to 0.129% F in LCT10 from 0.054% F in LCT1.

•                       Extended flotation time and higher collector dosage in the lead rougher improved lead, silver and gold recoveries even at a coarser primary grind size. LCT11 was completed at 80 microns of grind with extended lead rougher flotation time and increased collector dosage. The lead, silver and gold recoveries increased to 91.5%, 74.8% and 60.2% respectively, compared to 89.4%, 62.7% and 50.3% in LCT2 which was carried out at a grind of 76 microns. However, the longer flotation time and increased collector addition in lead rougher resulted in lower final zinc recovery due to more zinc appearing in the lead cleaner concentrate. The final zinc recovery in LCT11 was 62.1% compared to 66.8% in LCT2. The zinc recovery could improve by optimizing conditions to bring down the zinc misplacement in lead cleaner concentrate, 9.1% in LCT11 vs. 5.7% in LCT2.

13.4.9. Product Characterization

ICPSCAN and whole rock analysis were conducted on selected lead and zinc cleaner concentrates. Hg, Cl and Se were also assayed. The results are summarized in Table 13-6.

Table 13-6: ICPSCAN and WRA Analysis

Analyte	Unit	LCT-1-5 Pb Cln3 Conc	LCT-1-5 Zn Cln5 Conc	LCT-2-5 Pb Cln3 Conc	LCT-2-5 Zn Cln5 Conc	LCT-3-5 Pb Cln3 Conc	LCT-3-5 Zn Cln5 Conc
Al	%	0.14	0.04	0.15	0.06	0.14	0.06
Ba	ppm	220	40	210	50	180	60
Be	ppm	<5	<5	<5	<5	<5	<5
Ca	%	0.2	<0.1	0.1	<0.1	0.1	<0.1
Cr	ppm	40	50	40	80	70	90
Fe	%	3.22	6.26	3.06	7.34	3.22	7.66
K	%	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1
Li	ppm	<10	<10	<10	<10	<10	<10
Mg	%	0.02	<0.01	0.02	<0.01	0.02	<0.01
Mn	ppm	180	1370	160	1340	170	1300
Ni	ppm	6	8	6	12	15	11
P	%	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01
Sc	ppm	<5	<5	<5	<5	<5	<5
Sr	ppm	10	<10	10	<10	10	<10

Analyte	Unit	LCT-1-5 Pb Cln3 Conc	LCT-1-5 Zn Cln5 Conc	LCT-2-5 Pb Cln3 Conc	LCT-2-5 Zn Cln5 Conc	LCT-3-5 Pb Cln3 Conc	LCT-3-5 Zn Cln5 Conc
Ti	%	0.01	<0.01	0.01	<0.01	0.01	<0.01
V	ppm	62	21	56	24	54	24
As	ppm	1680	1160	1500	1900	1660	2150
Bi	ppm	83.5	2.2	87.4	2.7	81.6	3.2
Cd	ppm	4520	5560	3530	5710	4130	5710
Ce	ppm	1.1	0.4	1.1	0.4	1.1	0.4
Co	ppm	17.3	97	15.6	96.5	17.3	98.1
Cs	ppm	0.7	0.4	0.7	0.6	0.6	0.7
Dy	ppm	0.17	0.08	0.15	0.08	0.14	0.08
Er	ppm	0.11	<0.05	0.07	<0.05	0.09	0.06
Eu	ppm	0.09	<0.05	0.09	<0.05	0.08	<0.05
Ga	ppm	3	10	3	9	3	10
Gd	ppm	0.14	0.07	0.12	0.05	0.14	0.06
Ge	ppm	5	1	4	1	4	1
Hf	ppm	<1	<1	<1	<1	<1	<1
Ho	ppm	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05
In	ppm	<0.2	<0.2	<0.2	<0.2	<0.2	0.2
La	ppm	0.7	0.2	0.6	0.2	0.6	0.2
Lu	ppm	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05
Mo	ppm	11	4	8	8	9	8
Nb	ppm	<1	<1	<1	<1	<1	<1
Nd	ppm	0.6	0.2	0.6	0.3	0.6	0.2
Pr	ppm	0.15	<0.05	0.15	0.06	0.13	0.06
Rb	ppm	3.1	0.8	3.1	1.1	2.6	1.2
Sb	ppm	1430	167	1540	172	1490	182
Sm	ppm	1	0.1	0.9	0.1	0.8	0.2
Sn	ppm	<1	<1	<1	<1	<1	<1
Ta	ppm	<0.5	<0.5	<0.5	<0.5	<0.5	<0.5
Tb	ppm	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05
Th	ppm	0.2	<0.1	0.2	<0.1	0.2	0.1
Tl	ppm	1.4	<0.5	1.5	<0.5	1.5	<0.5
Tm	ppm	<0.05	<0.05	<0.05	<0.05	<0.05	<0.05
U	ppm	1.89	0.61	1.82	0.73	1.56	0.78
W	ppm	18	5	17	6	16	6
Y	ppm	0.9	<0.5	0.8	<0.5	0.7	<0.5
Yb	ppm	<0.1	<0.1	<0.1	<0.1	<0.1	<0.1
Zr	ppm	6.2	2.3	5.3	3.4	5.5	5

Analyte	Unit	LCT-1-5 Pb Cln3 Conc	LCT-1-5 Zn Cln5 Conc	LCT-2-5 Pb Cln3 Conc	LCT-2-5 Zn Cln5 Conc	LCT-3-5 Pb Cln3 Conc	LCT-3-5 Zn Cln5 Conc
Al2O3%		0.27	0.08	0.3	0.1	0.26	0.11
Ba	%	0.021	0.003	0.02	0.004	0.016	0.005
CaO	%	0.35	0.12	0.33	0.13	0.29	0.14
Cr2O3%		<0.01	<0.01	<0.01	0.01	<0.01	0.01
K2O	%	0.07	0.02	0.08	0.03	0.06	0.03
MgO	%	0.03	<0.01	0.04	0.01	0.03	0.01
MnO	%	0.02	0.16	0.02	0.16	0.02	0.16
Na2O	%	<0.01	0.01	0.02	0.01	0.03	0.02
Nb	%	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001
P2O5%		<0.01	0.03	<0.01	0.06	0.02	0.03
SiO2%		5.19	1.29	4.74	1.53	4.46	1.68
Sr	%	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001
TiO2%		0.02	<0.01	0.02	<0.01	0.02	<0.01
Y	%	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001
Zr	%	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001
LOI	%	7.2	15.8	7.03	16.2	7.15	16
Hg	ppm	59.2	29.5	52.1	29.9	49.2	29.1
Se	ppm	316	65	311	67	305	67
Cl	ppm	<50	<50	<50	50	<50	<50

13.5. Variability Composite Flotation

One cleaner flotation test was conducted on each of the 21 variability composites by employing the standard flotation conditions (LCT2 conditions). The results are compared to master composite (LCT2) and plotted in Figure 13-14, Figure 13-15 and Figure 13-16.

Figure 13-14: Silver Flotation Results of Variability Composites

Figure 13-15: Lead Flotation Results of Variability Composites

Figure 13-16: Zn Flotation Results of Variability Composites

13.5.1. Silver Flotation

Silver recoveries in final lead cleaner concentrates ranged 34.5-81.4% at 1280-24,017 g/t silver grade. The average recovery of the 21 composites was 58.5% at a grade of 4,872 g/t silver, compared to 62.2% of silver recovery and 4,818 g/t of silver grade obtained from master composite (LCT2). The variability tests were conducted in open circuit and the average silver recovery will be higher in locked cycle circuit.

Low silver recovery of 34.5% was obtained from Var 20. The sample was from Southeast zone, which had a higher lead deportment percentage to Pb-Mn (Ba) Oxides. Generally, the four composites (Var18-Var21) from Southeast zone had higher lead oxide minerals when compared to composites (Var14-Var17) from Northwest zone per QEMSCAN analyses.

13.5.2. Lead Flotation

Lead recoveries in final cleaner concentrates ranged 34.5-96.7% at 44-80.8% of lead grade. The average lead recovery of the 21 composites was 81.7% at a grade of 65.1% Pb, compared to 89.4% of lead recovery and 61.8% of lead grade obtained from master composite (LCT2). The lead recovery will be higher in locked cycle circuit.

Lead recoveries of the composites (Var18-Var21) from Southeast zone were also impacted by occurrence of the lead oxide minerals.

13.5.3. Zinc Flotation

Zinc recoveries in final cleaner concentrates ranged 36.6-79.9% at 38.3-60.2% of zinc grade. The average zinc recovery of the 21 composites was 61.9% at a grade of 55.2% Zn, compared to 66.8% of zinc recovery and 55.2% of zinc grade obtained from master composite (LCT2). The zinc final recovery will be higher in locked cycle circuit.

It should be noted that LCT1 data (zinc recovery of 5.98% in lead concentrate and zinc recovery of 66.5% in zinc concentrate were used in the economic analysis.

Lower zinc recoveries were also obtained from two Southwest composites (Var20 and Var21), which had a high willemite content of 51.6% and 35.5% respectively. Zinc misplacement of Var 6 and Var 17 in lead circuit was high and optimization is required to improve zinc recovery. There was a good correlation between zinc recovery and sphalerite content.

13.6. Cyanide Destruction

The slurries used for the cyanide destruction (CND) testwork were the zinc tailings from LCT12 and LCT13 (zinc first cleaner tail and zinc rougher tail combined). The target primary grind size of the two tests was 74 and 46 microns respectively. Cyanide was added during flotation and the cyanide concentration (CNWAD) was 10.4 mg/L before destruction. The objective of the testwork was to investigate the amenability of the samples to detoxification using SO2/air and to produce a treated product containing <1 mg/L residual CNWAD for filtration testwork.

One batch test and one continuous test were completed on each of the two tailings pulp generated from LCT12 and LCT13. The test conditions and results are summarized in Table 13-7 and Table 13-8. All reagent consumption was calculated on pure basis.

Table 13-7: Summary Conditions of CND Test

		Pulp	Reactor	Test			g/g CN WAD			g/L Feed Pulp
Test No/Feed	Process	Density %	Vol L	Duration Min	Retention Time Min	pH	SO2 Equiv.	Lime	Cu	SO2 Equiv.	Lime	Cu
CND-1/LCT12	SO2/Air	34	6	385	19	8.5	17.67	11.59	0.70	0.15	0.10	0.0059
CND-2/LCT13	SO2/Air	23	6	280	14	8.5	17.10	12.03	0.81	0.15	0.11	0.0073

Table 13-8: Summary Results of CND Test

Analyte	Unit	CND1 Feed	CND2 Feed	CND1 Final	CND2 Final
Total NaCN	mg/L	10.6	10.4	0.02	0.02
Free NaCN	mg/L	<3.5	<3.5	<0.01	<0.01
Cyanide WAD	mg/L	10.4	10.4	<0.01	<0.01
Thiocyanate	mg/L	4	4.5	4.1	4.3
Ag	mg/L	<0.08	<0.08	<0.08	<0.08
Al	mg/L	<0.2	<0.2	<0.2	<0.2
As	mg/L	<3	<3	<3	<3
Ba	mg/L	0.054	0.065	0.053	0.068
Be	mg/L	<0.002	<0.002	<0.002	<0.002
Bi	mg/L	<1	<1	<1	<1
Ca	mg/L	38.3	34.6	122	138
Cd	mg/L	<0.09	<0.09	<0.09	<0.09
Co	mg/L	<0.3	<0.3	<0.3	<0.3

Analyte	Unit	CND1 Feed	CND2 Feed	CND1 Final	CND2 Final
Cr	mg/L	<0.1	<0.1	<0.1	<0.1
Cu	mg/L	14.3	13.9	0.54	0.74
Fe	mg/L	0.60	0.70	0.60	0.80
K	mg/L	17	19	17	22
Li	mg/L	<2	<2	<2	<2
Mg	mg/L	1.8	3.09	4.38	5.51
Mn	mg/L	0.75	0.99	0.68	0.62
Mo	mg/L	<0.6	<0.6	<0.6	<0.6
Na	mg/L	834	588	227	186
Ni	mg/L	<0.6	<0.6	<0.6	<0.6
P	mg/L	10	11	10	10
Pb	mg/L	<2	<2	<2	<2
Sb	mg/L	<1	<1	<1	<1
Se	mg/L	<3	<3	<3	<3
Sn	mg/L	<2	<2	<2	<2
Sr	mg/L	0.60	0.55	1.02	1.05
Ti	mg/L	<0.02	<0.02	<0.02	<0.02
Tl	mg/L	<3	<3	<3	<3
V	mg/L	<0.2	<0.2	<0.2	<0.2
Y	mg/L	<0.02	<0.02	<0.02	<0.02
Zn	mg/L	<0.7	1	<0.7	<0.7

The cyanide destruction tests turned out to be very successful. The cyanide WAD concentration was reduced to 0.2 mg/L from 10.4 mg/L after 14-19 minutes of retention time during the continuous testing.

14. MINERAL RESOURCE ESTIMATES

This resource estimate is an update to the resource and includes drilling that has been completed since the 2017 feasibility study. This includes infill drilling from both surface and from underground to define mineralization and to upgrade the mineral classification where possible. Drilling was performed in the Central Zone, but most of the program focused on the North West zone and its possible extension to the north. Mineral resources have been estimated for the epi-thermal veins of the Cerro Los Gatos deposit by multi-pass Ordinary Kriging (OK) of capped and composited drill hole samples. Estimated measured, indicated and inferred mineral resources are shown in Table 14-1 at a 150 AgEq g/t cutoff grade.

Table 14-1: Mineral Resource Estimate

Classification	Tonnes M	AgEq g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %	AgEq toz M	Ag toz M	Pb lbs M	Zn lbs M	Au toz K	Cu lbs M
Measured	5.8	652	324	2.9	5.8	0.39	0.11	121	60	375	744	72	13
Indicated	4.6	489	202	2.5	5.2	0.28	0.11	72	30	251	528	42	12
Measured and Indicated	10.4	576	269	2.7	5.5	0.34	0.11	193	90	626	1,271	114	25
Inferred	3.7	361	107	2.8	4.0	0.28	0.14	43	13	231	330	34	12

Notes:

(1)  150 AgEq g/t cutoff grade has been calculated using $18/toz Ag, $0.92/lbs Pb, and $1.01/lbs Zn with no adjustment for metallurgical recovery. Au in not considered. Ag and Au assays reported in grams/tonnes.

(2)  Columns may not total due to rounding,

(3)  Mineral resources are stated as undiluted, and

(5)  One troy ounce (toz) is equal to 31.1034768 grams (g) and one Tonne is equal to 2,204.62 lbs.

Mineral resources were estimated from 2,356 samples intersecting modeled veins, sourced from 426 diamond drill holes. Capping was analyzed for each metal estimated using histograms and probability plots to determine where high-grade distribution tails deviated from lognormal. Sampled intervals were composited to 2 m. Composite intervals initiated a terminated at the top and bottom of the vein contacts.

Vein model solids were constructed in MicroMineTM modeling software; the resulting solids are shown in Figure 14-1, below. Grade-shells were used to further isolate +150 AgEq g/t grade population for estimation.

Figure 14-1: Vein Solids 3D View

Blocks and composites from each vein and post mineral fault block domain were independently transformed, realigned and made relative to the footwall and hanging-wall for estimation. Realignment allowed for estimation to occur across post-mineral fault blocks approximating pre-fault orientation of the veins. Estimations relative to footwall and hanging-wall position allowed for better data honoring across the dip of the vein.

Only composites within the same vein were permitted to estimate blocks of a given vein domain; because of the transformation and realignment estimation was permitted across post mineral fault block areas with the same vein code. Resulting block AgEq g/t grades are shown in Figure 14-2, and the mineral resource classifications are shown in Figure 14-3.

Figure 14-2: Estimated AgEq Block Grades Within Grade-Shell 3D View

Figure 14-3: Block Resource Classification 3D View

14.1. Input Data

Drill hole data was provided by MPR in Microsoft Access format in a file labeled “drillhole.mdb”, finalized as of August 5, 2019. Table 14-2 shows the drill hole and sample counts for the project and the samples used to support the vein model. Figure 14-4 shows the cross-section lines in red and drill holes in green.

Table 14-2: Drill Hole and Sample Count

	Drill Hole Count	Sample Count
Cerro Los Gatos Project Area	484	15,486
Resource Area	426	6,483
Vein Domain (100-20000)	368	2,356
High-Grade Domain	296	1,896

Figure 14-4: Drill Hole Plan and Cross-Section Index

14.2. Grade Capping

Grade populations for Ag, Pb, Zn, Au, and Cu within the vein interpretation and the +150 AgEq g/t grade-shell were analyzed using histograms and probability plots to determine where high-grade distribution tails became unsupported or deviate from lognormal. Upper limits were applied to intervals before compositing. Table 14-3 details the upper thresholds chosen as well as the number of samples capped and the mean before and after capping. Figure 14-5 to Figure 14-9 are histograms showing the uncapped grade populations as well as the upper limits chosen.

Table 14-3: Grade Capping Statistics

Element	Unit	Uncapped Mean	Cap	Number Capped	Capped Mean
Ag	g/t	304	2,700	36	283
Pb	%	2.6	15	38	2.5
Zn	%	5.4	23	34	5.2
Au	g/t	0.37	4	13	0.34
Cu	%	0.11	0.7	11	0.10

Figure 14-5: Histogram for Capping Analysis Ag

Figure 14-6: Histogram for Capping Analysis Pb

Figure 14-7: Histogram for Capping Analysis Zn

Figure 14-8: Histogram for Capping Analysis Au

Figure 14-9: Histogram for Capping Analysis Cu

14.3. Compositing

Sampled intervals were composited to 2 m, which is the mode sample length. Compositing initiated and terminated at the top and bottom of continuous selected vein samples, resulting composites were permitted to be 1-2 m in length, intervals less than 1 m were rejected. As part of the Kriging process, composite influence was additionally weighted by interval length to provide further normalization. Compositing greater than 2 m is not appropriate because 3 m composites would cause samples to be split and 4 m composites are too large to represent the vein across dip in some areas.

14.4. Geologic Modeling

A wireframe solid geologic model was generated for each of the fault block zones. Data was integrated from: surface mapping completed by MPR, 2D cross-section completed by MPR, and the downhole geologic logging, to create the model.

The model was divided into four geological domains:

•                  Epiclastic erosional volcanic sediments above the rhyolite and andesite;

•                  Rhyolite intruding the Epiclastic and andesite from the southeast;

•                  Undifferentiated andesitic volcanic, the primary vein host, situated in the footwall of the Los Gatos fault; and,

•                  Dacite/volcanic tuff within the andesite, which comprises the immediate footwall of the mineralization and occasional host.

Figure 14-10 shows the geologic model in 3d looking southwest from above. Figure 14-11 is a cross-section of the solids in the Central zone showing the relationship of the veins as well as the downhole logging.

Figure 14-10: Geologic Model Solids 3D View

Figure 14-11: Geologic Model Cross-Section 27 Looking NW

14.5. Vein Modeling

Drill hole intervals were sub-divided into three veins and five fault blocks. Each interval interpreted to be with the vein model was coded with a vein and fault block code. Fault blocks include from the northwest to the southeast include: Northwest (NW or 1), Central (CN or 2), Southeast (SE or 3), Southeast 2 (S2 or 4), and Southeast 3 (S3 or 5). The use of numeric codes for fault blocks is exclusively for the block model export necessitated by software datatype restrictions.

Vein horizons include 100, 1000, 10000 200, 2000, 20000 and 300, vein 300 is only recognized and used in the Central fault block and veins greater than or equal to 1000 are only used in the NW fault block. Vein intervals were selected in cross-section as well as 3D and reviewed in 3D, level-plan, inclined level-plan, and vein plane space.

Figure 14-12: Vein Solids 3D View

Following vein assignments, intervals belonging to each vein and fault block were composited across the entire coded vein thickness. For instance, in the Central block, three single interval composites were generated, one for 100, 200, and 300.

The single thickness intervals from each vein and fault block were domained into two domains, low-grade and high-grade. The high-grade domain represents the area or grade-shell of +150 AgEq g/t. The grade-shell boundary was constructed at half the distance between single-interval composites less than 150 AgEq g/t and greater than or equal to 150 AgEq g/t.

Following the construction of the boundary, the initial vein solids were clipped by the boundary. Extrapolation is most significantly limited by this process as shown below. The boundaries were constructed and updated during each drill campaign, each time with the addition of dozens of drill holes, the boundaries were largely validated and required only minor edits as a result of additional drilling.

Figure 14-13 to Figure 14-20 are 3D longitudinal views showing vein assignments, block assignments, single interval composite grades (AgEq, Ag, Pb, Zn, Au, Cu), and interval apparent thickness.

Figure 14-13: Long-Section Vein Intervals Assignments

Figure 14-14: Long-Section AgEq Grade of Vein Intervals

Figure 14-15: Long-Section Ag Grade of Vein Intervals Within Grade-Shell

Figure 14-16: Long-Section Pb Grade of Vein Intervals Within Grade-Shell

Figure 14-17: Long-Section Zn Grade of Vein Intervals Within Grade-Shell

Figure 14-18: Long-Section Au Grade of Vein Intervals Within Grade-Shell

Figure 14-19: Long-Section Cu Grade of Vein Intervals Within Grade-Shell

Figure 14-20: Long-Section Thickness of Vein Intervals Within Grade-Shell

Following the construction of vein and grade-shell solids, dilution halo solids were constructed for each fault block. Dilution solids were constructed to encompass the entire vein system and initiated and terminated along dip were any grade of AgEq greater than 0 was observed.

To correct for post mineral faulting as well as down-drop faulting in the NW fault block, each vein was first tilted and then rotated to a flat best fit vein space and then realigned and rotated to the interpreted orientation prior to faulting.

As discussed above, single interval composites from each vein and block were rotated and tilted around a fixed point (367,450; 3,047,700; 1,650) to flattened best fit vein space. Once in flat vein space single interval composites from each vein and block were rotated and shifted into estimation space Table 14-4 details the transformation for each vein and block.

Table 14-4: Vein Transformations

Vein	Block	Vein Strike	Vein Dip	Vein Space Rotation	Vein Space Tilt	Estimate Space Rotation Point X	Estimate Space Rotation Point Y	Estimate Space Rotation	Estimate Space Shift X	Estimate Space Shift Y	Estimate Space Separation Y
100	NW	310	75	-40	-75	368,426	3,048,249	-6	0	0	0
200	NW	310	75	-40	-75			-6	0	0	1100
1000	NW	310	35	-40	-35			3	-10	-50	0
2000	NW	310	35	-40	-35			1	-95	-60	1100
10000	NW	310	35	-40	-35			0	15	70	0
20000	NW	310	35	-40	-35			-4.5	25	125	1100
100	CN	300	40	-30	-40	368,417	3,048,211	10	40	6	0
200	CN	300	40	-30	-40			10	40	6	1100
300	CN	300	40	-30	-40			10	40	6	2200
100	SE	300	40	-30	-40	369,074	3,047,955	7	38	47	0
200	SE	300	40	-30	-40			7	66	47	1100
100	S2	300	40	-30	-40	369,162	3,047,952	7	30	-62	0
200	S2	300	40	-30	-40			7	60	-62	1100
100	S3	305	75	-35	-75	369,275	3,048,064	7	110	-87	0
200	S3	314	77	-44	-77	369,332	3,047,168	8	160	-147	1100

In the NW fault block veins in the hanging-wall are interpreted to be stacked as a result of additional down-drop faulting oriented in the same direction as the vein strike. Conceptually, the NW fault block faulted down along strike in two events of detachment, where the up-dip portions of the vein continued to drop down when the down-dip portions of the vein had ceased to drop down. The 10000 vein is considered the down-dip portion of the 1000 vein but is above the 1000 vein in real space. Vein 1000 is considered the down-dip portion of the 100 vein but it is above the 100 vein in real space.

Veins 100, 1000, and 10000 have been modeled as a continuous vein horizon. The reorganization of the NW veins to account for the faulting as well as alignment of all five fault blocks along strike.

The location of composites and blocks across dip, or z in estimation space, were also made relative to the hanging-wall and footwall of each vein. This allowed for tracking of the vein shape for estimation. Other techniques, such as fixed search ellipse orientation or block by block orientation, fell short where hanging-wall and footwall relative z coordinates were able to best capture hanging-wall and footwall grade biases that can be frequently observed.

14.5.1. Specific Gravity Determination

Specific gravity (SG) measurements were made on core by MPR geologist using epoxy coating and the water immersion technique. Measurements have been divided into three categories; inside the vein interpretations, outside of interpretation but within the dilution halo, and outside of the grade estimation area. The grade of Pb plus Zn and the measured SG were used to develop regressions for inside the vein interpretation and outside but within the dilution halo. The regressions were manually fit to observations and compared to the theoretical SG at the deposit’s average grade assuming constituent minerals quartz, galena, and sphalerite. SG values for rock units outside of the estimation area were derived from the average SG of measurements within the modeled lithologic domains and outside of the dilution halo and vein domains. Table 14-5 details the measurements and regressions within the various areas.

Table 14-5: Specific Gravity Measurements and Regressions

Area	Outlier Definition	SG Average w/o Outliers	Regression Equation
Within Vein	SG>3.9 and Pb+Zn>300,000 or SG>4.2	2.86	2.63+(Pb+Zn)*0.0000023

Outside Vein and Within Dilution Halo	SG>2.9 or Pb+Zn>20,000	2.58	2.55+(Pb+Zn)*0.0000043

Andesite	SG>2.83	2.52	NA
Dacite	SG>2.67	2.53
Rhyolite	NA	2.44
Epiclastic	SG>2.5	1.91

Figure 14-21 shows the regression equation compared to the measurements within the interpreted veins.

Figure 14-2 1: SG Regression within Vein Interpretation

14.6. Estimation Methods and Parameters

Resources have been estimated for five fault block areas and three vein horizons using hanging-wall and footwall relative multi-pass ordinary kriging of 2 m composites.

14.6.1. Variography and Search

Log-normal experimental variograms were generated for Ag, Pb, Zn, Au, and Cu in vein-relative estimation space for 2 m composites within the +150 AgEq g/t grade-shell. Primary plunge of the central zone has an azimuth of 300° and a dip of 10° as measured in true space, which equate to 100° in transformed estimation space.

Table 14-6 and Table 14-7 detail the components of the modeled variograms used for estimation. Figure 14-22 to Figure 14-26 show experimental variography as well the modeled variograms. In Figure 14-22 to Figure 14-26 the primary direction is shown in red, secondary in green, and tertiary in blue.

Table 14-6: Modeled Variograms for Ag

Direction	Orientation	Azimuth (Estimation Space)	Geologic Basis	Nugget	Nugget % of Total Sill	C1 Partial	C1 Range m	C2 Partial Sill	C2 Range m	Total Sill
Along Plunge	Primary	100	Observed plunge, 10° from strike	0.5	36	0.6	40	0.3	100	1.4
Perpendicular to Plunge	Secondary	190	Perpendicular to plunge, 10° from dip	0.5	36	0.6	15	0.3	50	1.4
Across-vein	Tertiary	190	Aligned to vein thickness	0.5	36	0.6	5	0.3	10	1.4

Table 14-7: Modeled Variograms for Pb, Zn, Au, Cu

Element	Orientation	Azimuth (Estimation Space)	Nugget	Nugget % of Total Sill	C1 Partial	C1 Range m	C2 Partial Sill	C2 Range m	Total Sill
Pb	Primary	90	0.55	42	0.65	30	0.1	75	1.3
Pb	Secondary	180	0.55	42	0.65	15	0.1	40	1.3
Pb	Tertiary	180	0.55	42	0.65	7	0.1	10	1.3
Zn	Primary	100	0.4	38	0.2	30	0.45	85	1.05
Zn	Secondary	190	0.4	38	0.2	20	0.45	60	1.05
Zn	Tertiary	190	0.4	38	0.2	4	0.45	8	1.05
Au	Primary	100	0.4	44	0.5	55	—	—	0.9
Au	Secondary	190	0.4	44	0.5	40	—	—	0.9
Au	Tertiary	190	0.4	44	0.5	8	—	—	0.9
Cu	Primary	100	0.4	49	0.2	40	0.22	90	0.82
Cu	Secondary	190	0.4	49	0.2	25	0.22	40	0.82
Cu	Tertiary	190	0.4	49	0.2	4	0.22	10	0.82

Figure 14-22: Experimental and Modeled Variography Ag

Figure 14-23: Experimental and Modeled Variography Pb

Figure 14-24: Experimental and Modeled Variography Zn

Figure 14-25: Experimental and Modeled Variography Au

Figure 14-26: Experimental and Modeled Variography Cu

A sub-blocked model was fit to the extents of the dilution halo and sub-blocked to the modeled vein solids with the parameters shown in Table 14-8.

Table 14-8: Block Model Setup Parameters

Direction	Origin (Corner)	Parent Block Size m	Parent Blocks	Length m	Block Divisions	Smallest Child Block Size m	Rotation About Axis (Clockwise)
X	367,000	10	274	3,200	2	5	0
Y	3,047,700	5	144	905	2	2.5	0
Z	900	5	150	750	2	2.5	30

Blocks and 2-m composites were transformed to estimation space as described above. Table 14-9 details the search ellipse sizes, and orientations along with sample selection criteria for each pass. The search ellipse was rotated to align with the principal plunge of mineralization, but tilting was not required because the composites and blocks were transformed and made relative to the hanging wall and footwall before estimation.

Table 14-9: Pass Parameters

Pass	Method	Max Search m	Primary Search Azi	Ratio to Max 1st:2nd:3rd	Sectors	Comp Per Sector Max	DH Min	DH Max	Comp per DH Max	Comp Min	Comp Max
1	Ordinary Kriging	40	100	1:0.5:0.25	4	4	3	8	2	3	16
2	Ordinary Kriging	70	100	1:0.7:0.25	1	12	2	6	2	1	12
3	Ordinary Kriging	90	100	1:0.7:0.25	1	12	1	6	2	1	12
4	Ordinary Kriging	125	100	1:0.7:0.25	1	8	1	4	2	1	8
5	Ordinary Kriging	190	100	1:0.7:0.25	1	6	1	3	2	1	6

Figure 14-27 shows the resulting estimated block AgEq g/t grades in 3D view. Figure 14-28 to Figure 14- 32 show AgEq, Ag, Pb, Zn, Au, and Cu in 3D view.

Figure 14-27: Estimated AgEq Block Grades within Grade-Shell 3D View

Figure 14-28: Estimated Ag Block Grades within Grade-Shell 3D View

Figure 14-29: Estimated Pb Block Grades within Grade-Shell 3D View

Figure 14-30: Estimated Zn Block Grades within Grade-Shell 3D View

Figure 14-31: Estimated Au Block Grades within Grade-Shell 3D View

Figure 14-32: Estimated Cu Block Grades within Grade-Shell 3D View

14.6.2. Mineral Resource Classification

Resource classification was assessed primarily by 3D drill hole (sample) spacing followed by manual evaluation and polishing using regions but also considered: pass (including maximum search, sectors, drill hole and sample requirements), and nearest sample.

Block classification criteria related to the estimation pass are shown in Table 14-10 below, block classification is shown in 3D in Figure 14-34, looking northwest from above.

Table 14-10: Mineral Resource Classification

Classification	Pass	Search Max	Drill Hole Min	Drill Hole Spacing
Measured	1, 2	40, 70	3, 2	<25
Indicated	1, 2, 3	40, 70, 90	2, 1	<50
Inferred	2, 3, 4, 5	70, 90, 125, 190	1	All

Figure 14-33: Nearest Composite Sample 3D View

Figure 14-34: Mineral Resource Classification 3D View

Figure 14-35 is a stacked histogram of the resulting block classifications and their nearest composite sample, demonstrating that blocks classified as measured are on average about 15 m from the nearest composite and the majority are less than 25 m. Blocks classified as indicated are on average about 25 m from the nearest composite and the majority are less than 50 m.

Figure 14-35: Stacked Histogram of Nearest Composite Sample to Classified Blocks

14.6.3. Dilution

No dilution has been accounted for in mineral resource estimation or in the statement of mineral resources.

14.6.4. Cutoff Grade and Reasonable Prospects for Economic Extraction

Cutoff grade has been estimated using generalized parameters prior to detailed analysis by mining study. The base case cutoff grade of 150 AgEq g/t accounts for typical costs to mine and process the measured and indicated mineral resources for 8-10 years and is adequate to approximate reasonable prospects for economic extraction. AgEq is calculated for each block in the model using $18/toz Ag, $0.92/lbs Pb, and $1.01/lbs Zn without adjustment for metallurgical recovery.

Subsequent studies could materially alter any or all the parameters used to approximate a reasonably informed cutoff grade. It is recommended that the cutoff grade is refined following the completion of a detailed project study, and a net smelter return cutoff is implemented when costs, recoveries, and payables are known in detail.

14.7. Statement of Mineral Resources

Estimated measured, indicated, and inferred mineral resources for the Cerro Los Gatos deposit at a 150 AgEq g/t cutoff grade are shown in Table 14-11, and mineral resources by fault block are shown in Table 14-12.

Table 14-11: Mineral Resource Estimate

Classification	Tonnes M	AgEq g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %	AgEq toz M	Ag toz M	Pb lbs M	Zn lbs M	Au toz K	Cu lbs M
Measured	5.8	652	324	2.9	5.8	0.39	0.11	121	60	375	744	72	13
Indicated	4.6	489	202	2.5	5.2	0.28	0.11	72	30	251	528	42	12
Measured and Indicated	10.4	576	269	2.7	5.5	0.34	0.11	193	90	626	1,271	114	25
Inferred	3.7	361	107	2.8	4.0	0.28	0.14	43	13	231	330	34	12

NOTES:

(1)   150 AgEq g/t cutoff grade has been calculated using $18/toz Ag, $0.92/lbs Pb, and $1.01/lbs Zn with no adjustment for metallurgical recovery,

(2)   Columns may not total due to rounding,

(3)   Mineral resources are stated as undiluted, and

(4)   One troy ounce (toz) is equal to 31.1034768 grams (g) and one Tonne is equal to 2,204.62 lbs.

Table 14-12: Mineral Resource Estimate by Fault Block

Fault Block	Classification	Tonnes M	AgEq g/t	Ag g/t	Pb %	Zn %	Au g/t	Cu %
NW	Measured	2.4	710	345	3.4	6.4	0.47	0.11
NW	Indicated	0.9	528	223	2.5	5.6	0.27	0.10
NW	Measured and Indicated	3.3	660	312	3.2	6.2	0.42	0.11
NW	Inferred	1.6	299	95	2.1	3.4	0.25	0.13
CN	Measured	3.4	613	311	2.6	5.5	0.33	0.10
CN	Indicated	2.2	525	251	2.1	5.2	0.37	0.11
CN	Measured and Indicated	5.6	578	287	2.4	5.4	0.35	0.10
CN	Inferred	0.2	351	199	1.3	2.8	0.36	0.05
SE	Indicated	0.2	383	113	2.3	5.0	0.18	0.11
SE	Inferred	—	—	—	—	—	—	—
S2	Indicated	0.6	534	136	3.7	7.0	0.15	0.17
S2	Inferred	0.1	377	109	3.2	4.0	0.16	0.21
S3	Indicated	0.7	328	102	2.7	3.4	0.16	0.10
S3	Inferred	1.7	402	106	3.5	4.5	0.30	0.15

NOTES:

(1) 150 AgEq g/t cutoff grade has been calculated using $18/toz Ag, $0.92/lbs Pb, and $1.01/lbs Zn with no adjustment for metallurgical recovery,

(2) Columns may not total due to rounding, and

(3) Mineral resources are stated as undiluted,

Grade tonnage curves for measured and indicated mineral resources are shown in Figure 14-36, and inferred mineral resources are shown in Figure 14-37.

Figure 14-36: Grade Tonnage Curve Measured and Indicated Resources

Figure 14-37: Grade Tonnage Curve Inferred Resources

14.8. Model Verification

Mineral resource estimations have been verified by visual review, internal peer review, population analysis, alternative estimate methodology, brittle analysis, and progressive testing by way of interim modeling throughout the 2018-2019 resource definition drilling campaign.

Figure 14-38 to Figure 14-41 compare drill holes and resulting blocks in cross-section for AgEq, Ag, Pb, and Zn.

AgEQ g/t
< 50
50 to 100
100 to 150
150 to 250
250 to 350
350 to 500
500 to 1000
1000 to 1500
>= 1500
3047500mN
368250mE
GA-245
GA-NW-307
GA-242
GA-NW-308
GA-193
GA-195
GA-199
EPICLASTIC
RHYOLITE
DACITE
ANDESITE
DACITE
1250m
1250m
Section: 13 Looking NW
Window: -10/+10
25 0 25 50 75m
Scale 1 : 1750
GA-199
Plot Date: 30-Aug-2019

Figure 14-38: Cross-Section 13 AgEq

Ag g/t
< 50
50 to 100
100 to 150
150 to 250
250 to 350
350 to 500
500 to 1000
1000 to 1500
>= 1500
1500m
3047500mN
368250mE
GA-245
GA-NW-307
GA-242
GA-NW-308
GA-193
GA-195
1250m
1250m
Section: 13 looking NW
Window: -10/+10
25 0 25 50 75m
Scale 1 : 1750
GA-199
Plot Date: 30-Aug-2019

Figure 14-39: Cross-Section 13 Ag

Pb%
< 0.5
0.5 to 1
1 to 2.5
2.5 to 5
5 to 7.5
7.5 to 10
10 to 15
>= 15
3047500mN
368250mE
GA-245
GA-NW-307
GA-242
GA-NW-308
GA-193
GA-195
GA-199
1250m
1250m
Section: 13 Looking NW
Window: -10/+10
25
0
25
50
75m
Scale
1 : 1750
3047500mN
368250mE
3047550mN
368300mE
3047600mN
368350mE
3047650mN
GA-199
Plot Date: 30-Aug-2019

Figure 14-40: Cross-Section 13 Pb

Zn%
< 0.5
0.5 to 1
1 to 2.5
2.5 to 5
5 to 7.5
7.5 to 10
10 to 15
>= 15
3047500mN
368250mE
GA-245
GA-NW-307
GA-242
GA-NW-308
GA-193
GA-195
GA-199
1250m
1250m
Section: 13 Looking NW
Window: -10/+10
25
0
25
50
75m
Scale
1 : 1750
3047500mN
368250mE
3047550mN
368300mE
3047600mN
368350mE
3047650mN
GA-195
GA-199
GA-193
GA-242
GA-245
Plot Date: 30-Aug-2019

Figure 14-41: Cross-Section 13 Zn

Alternative estimates were used to validate the OK estimation method ultimately selected for mineral resource reporting. Using the same search and selection parameters, blocks were estimated for Ag, Pb, and Zn using inverse distance to the power of two (ID(2)), multiple indicator Kriging (MIK), and nearest neighbor (NN). Table 14-13 shows the tonnage and grade percent differences compared to the OK estimate at a 150 AgEq g/t cutoff grade for measured and indicated blocks. Difference percent was calculated by dividing the alternative estimate by the OK estimate, multiplying by 100 and subtracting 100. The results show the tonnage estimated by ID(2) and MIK are very similar to OK. MIK produced differences in Pb and Zn grade, but the differences are within a reasonable range and do not affect the estimated tonnage above cutoff. Differences between OK and NN are as expected and indicate 7% less AgEq contained metal is estimated by NN than OK.

Table 14-13: Alternative Estimate Difference Percent, Measured and Indicated Blocks

Method	Tonnes	AgEq g/t	Ag g/t	Pb %	Zn %	AgEq toz	Ag toz	Pb lbs	Zn lbs
OK	0	0	0	0	0	0	0	0	0
ID(2)	-4	-1	2	-3	-2	-4	-3	-6	-6
NN	-15	14	16	10	9	-7	-2	-10	-11
MIK	-3	-7	-1	-11	-12	-9	-4	-13	-14

Figure 14-42 to Figure 14-46 compare the tonnage and grade of OK to the alternative estimates at a range of cutoff grades for measured and indicated mineral resources.

Figure 14-42: Alternative Estimate Comparison Tonnage Curve

Figure 14-43: Alternative Estimate Comparison AgEq Grade Curve

Figure 14-44: Alternative Estimate Comparison Ag Grade Curve

Figure 14-45: Alternative Estimate Comparison Pb Grade Curve

Figure 14-46: Alternative Estimate Comparison Zn Grade Curve

In addition to alternative estimations, the OK estimate was compared to the capped Ag, Pb, and Zn assay intervals and volume within the +150 AgEq g/t grade-shell. Tonnage was derived from wireframe volume multiplied by the density measurements within the +150 AgEq g/t grade-shell.

14.9. Relevant Factors

Estimation domains have been constructed using AgEq grades that include Ag, Pb, and Zn. Significant changes in any or all the three metal values could materially affect the boundary of a +150 AgEq g/t grade- shell across vein thickness and in the plane of the vein. The grade tonnage curves of measured and indicated mineral resources shown in Figure 14-36 shows that blocks within the grade-shell are relatively insensitive to a cutoff increases up to 200 AgEq g/t; however, sensitivity analysis has not been performed with grade-shells constructed at various cutoffs.

An additional factor that could materially affect the mineral resources are cutoff grade parameters that have not been developed in detail. Recent startup of mining and processing could materially alter any or all the parameters used to estimate a reasonably informed cutoff grade. Recent startup of production should start to provide additional data to refine the cutoff grade parameters.

There are no additional environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that the author of this report is aware of that could materially affect the mineral resource estimate.

15.          MINERAL RESERVE ESTIMATES

16.          MINING METHODS

17.          RECOVERY METHODS

18.          PROJECT INFRASTRUCTURE

19.          MARKET STUDIES AND CONTRACTS

20.          ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

21.          CAPITAL AND OPERATING COSTS

22.          ECONOMIC ANALYSIS

[These sections are not applicable to a resource update]

23. ADJACENT PROPERTIES

The only exploration program in the immediate area surrounding the Cerro Los Gatos project was conducted by VVC Exploration on the Santa Valeria project. The Santa Valeria project is now owned by MPR and is located adjacent to the Southeast side of the Cerro Los Gatos project concession block, but and it is considered as separate project. Previously published accounts by VVC Exploration indicate that they have conducted mapping, sampling and have completed a 7-hole drill program. The highlight of the drilling was a 1.5 m apparent thickness interval containing 145 grams of silver per tonne. Since the sale of the project to MPR the details of VVC Exploration’s work at the Santa Valeria project are no longer publicly available.

As the current owner, MPR is the source of this data.

The authors have been unable to verify the information relating to the Santa Valeria project and the information provided is not necessarily indicative of the mineralization on the property that is the subject of this TR.

24. OTHER RELEVANT DATA AND INFORMATION

Relevant data and information have been included within the respective sections.

25. INTERPRETATIONS AND CONCLUSIONS

25.1. Geology and Resources

The project geologists are experienced, diligent and have documented and implemented processes and protocols for geologic data collection that meet or exceed standard practices in most cases and contribute to the reliability of resource estimation. The standard at which MPR operates is directly responsible for the discovery of the Cerro Los Gatos deposit and the continued discovery and expansion of resources that have enabled this updated Resource estimate. The Cerro Los Gatos deposit has the potential for continued incremental resource expansion in the immediate deposit area through resource conversion and extensions along strike and in some case down dip/plunge. Through further drilling, satellite deposits identified by MPR have the potential to add to the project resource base. Surface mapping indicates several kilometers of veining and mineralization exists that is yet to be drill tested.

The author is not aware of any significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information or mineral resource estimates.

26. RECOMMENDATIONS

26.1. Geology and Resources

The following work items and budget, Table 26-1, are recommend continuing to expand the Los Gatos project resource base in the immediate area as well as in satellite deposits.

It is recommended that:

•                  Additional drilling is conducted to further convert inferred resources and expand resources at the Cerro Los Gatos deposit. The current resources are significant but additional resource potential remains in the immediate area. Drilling is specifically recommended:

•    Down-dip and along strike to the southeast in the SE Zone;

• In the detached blocks in the hanging wall of the NW block that are currently classified as inferred;

•    Additional definition of the plunging shoot in the SE3 block and potential down-dip extent of mineralization of the SE3 block; and

•    Down-dip in the Central block following up on high-grade encountered in GA-55, GA-66, and GA-243 to determine if the system continues in some other form.

•                  Additional infill drilling is conducted at Amapola and Esther to delineate mineralized shoots and assess full resource potential;

•                  Following potentially positive results from infill drilling at Amapola and Esther, the resources should be updated, and a scoping study conducted to determine if the two deposit areas could contribute to the economics of the Cerro Los Gatos project;

•                  Surface mapping and sampling is conducted in greater detail to refine and prioritize prospects in the project area; and,

•                  Geophysical surveys are conducted following prospect prioritization, but before exploration drilling.

Table 26-1: Work Recommendations and Budget

Activity	Comment	Cost (USD)
Resource Expansion and Conversion Drilling at Cerro Los Gatos	15,000 m of drilling at $100/m	1,500,000
Resource Expansion and Infill Drilling at Esther and Amapola	5,000 m of drilling at $100/m	500,000
Resource Update and Scoping Study for Esther and Amapola	Provided drilling is positive and resource grade and tonnage is improved	250,000
Surface Mapping and Sampling	Additional detailed prospect mapping and sampling and target prioritization for exploration drilling	50,000
Geophysical Surveys	Geophysical surveys to inform drillhole targeting for	250,000
Exploration Drilling Project Wide	5,000 m of drilling at $100/m	500,000
	Total	3,050,000

27. REFERENCES

Baca Carreon, Julio Cesar (1964), Informe Preliminar de Reconocimiento de los Lotes Mineros El Tren y Margarita, Servicio Geologico Mexican Public archives report.

Buchanan, Larry (2010), Internal Minera Plata Real Reports.

Byington, Craig (2010), Preliminary Geological Evaluation of the Guadalupe area, Internal Company Report

Diaz, Bouchot y Raya, Abogados (2009), “Legal Title Opinion and Related Matters to the Mining

Concessions,” Letter to Minera Plata Real dated September 21, 2009 by Diaz, Bouchot y Raya, a Law firm based in Mexico City

Ferrari, Luca, Valencia-Moreno, Martin and Bryan, Scott (2005), Magmatismo y Tectónica en la Sierra Madre Occidental y su Relación con la Evolución de la Margen Occidental de Norteamérica, Boletín de la Sociedad Geológica Mexicana Volumen Conmemorativo del Centenario, Temas Selectos de la Geología Mexicana Tomo LVII, Núm. 3, 2005, P. 343-378

Islas, Jorge (2007), Proyecto Los Gatos Internal Company Report

McDowell, Fred W. (2007), Geologic Transect Across the Northern Sierra Madre Occidental Volcanic Field, Chihuahua and Sonora, Mexico, The Geological Society of America Digital Map and Chart Series 6

Nelson, Eric (2007), Structural Geological Analysis of the Los Gatos District Chihuahua, Mexico, Internal Company Report

Pyle, P (2010), Los Gatos Project Background Information, Internal Company Report

Ramirez, Enrique (1976), Informe Geológico de la Mina Santa Rita, Servicio Geológico Mexicano archival report

Rowe, David, (2010), Proyecto Los Gatos Internal Company Report Rowearth Consulting. Rollingbay, Washington

Starling, Tony, (2010), Structural Review of the Etna, Gatos, and Zaragoza projects, Chihuahua, Mexico, Internal Company Report

Behre Dolbear, (2011), (NI) 43-101 Independent Technical Report of the Los Gatos Exploration Project

Tetra Tech, (2012) (NI) 43-101 Technical Report Addendum: Mineral Resource of the Amapola Zone

Tetra Tech, (2012) (NI) 43-101 Technical Report: Mineral Resource of the Los Gatos Project, Chihuahua, Mexico

Tetra Tech, (2017) Feasibility Study NI 43-101 Technical Report

Hammarstrom, J.M, et al. (2010), Global mineral resource assessment—porphyry copper assessment of Mexico: U.S. Geological Survey Scientific Investigations Report 2010-5090-A, 176 p.

Campa, M.F., and Coney, P.J. (1983), Tectono-stratigraphic terranes and mineral resource distributions in Mexico: Canadian Journal of Earth Sciences, v. 20, p. 1040-1051.

Sedlock, Gutiérrez, and Speed (1993), Tectonostratigraphic Terranes and Tectonic Evolution of Mexico: Geologic Society of American, Special Paper 278.

28. DATE AND SIGNATURE PAGE

CERTIFICATE OF AUTHOR

Leonel López C.P.G., Associate Principal Geologist of Tetra Tech
Principal Mining Consultant of Tetra Tech
350 Indiana Street, Suite 500
Golden, Colorado 80401
Telephone: (303) 217-5700

I, Leonel López, CPG, SME-RM, of Golden, Colorado do hereby certify:

a)             I am currently employed as an Associate of Tetra Tech located at 350 Indiana Street, Suite 500, Golden, Colorado 80401.

b)             This certificate applies to the Technical Report titled “Cerro Los Gatos Project, Resource Update Technical Report”, effective and issued on September 6, 2019.

c)              I am a Professional Geologist (PG-2407) in the State of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, an SME Founding Registered Member (#1943910), a registered Geological Engineer (Cédula Professional #1191) in the Universidad Nacional Autónoma de México, a member of the Society of Economic Geologists, and a member of the Geological Society of America.

d)             I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1966.

e)              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association and relevant work experience, I fulfill the requirements of a “qualified person” for the purposes of NI 43-101. I have over 55 years of experience in Resource modeling of gold and silver epithermal deposits and have worked for over 55 years on Mexican gold and silver epithermal deposits.

f)               I visited the property November 29-30, 2018, as well as August 20-21, 2019.

g)              I am responsible for sections 2-13, 23, and portions of section 1, 25, and 26 of this report.

h)             I am independent of Minera Plata Real. and satisfy all the requirements of independence according to NI 43-101.

i)                 I have read NI 43-101, Form 43-101 F1, and the Companion Policy to NI 43-101 (43-101 CP) and this Technical Report has been prepared in compliance with NI 43-101, Form 43-101 F1, and 43-101 CP.

j)                As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

k)             I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated September 6, 2019

“Leonel López, CPG, SME-RM” - Signed
Signature of Qualified Person

Leonel López, CPG, SME-RM
Print name of Qualified Person

CERTIFICATE OF AUTHOR

Kira Lyn Johnson, MMSAQP
Senior Geological Engineer of Tetra Tech
350 Indiana Street, Suite 500
Golden, Colorado 80401
Telephone: (303) 217-5700

I, Kira Lyn Johnson, MMSAQP, of Golden, Colorado do hereby certify:

a)             I am a Senior Geological Engineer with Tetra Tech, Inc. with a business address of 350 Indiana St., Suite 500, Golden, CO 80401.

b)             This certificate applies to the Technical Report titled “Cerro Los Gatos Project, Resource Update Technical Report”, effective and issued on September 6, 2019.

c)              I have a Bachelor’s degree in Geological Engineering from South Dakota School of Mines and Technology. I am a QP member for the Mining and Metallurgical Society of America (Member No. 01539). I have over 12 years of professional experience. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

d)             I have inspected the property on July 17-18th, 2012, and August 20-21st 2019.

e)              I am responsible for section 14, and portions of section 1, 25, and 26 of this report.

f)               I am independent of Minera Plata Real. and satisfy all the requirements of independence according to NI 43-101

g)              I have read NI 43-101, Form 43-101 F1, and the Companion Policy to NI 43-101 (43-101 CP) and this Technical Report has been prepared in compliance with NI 43-101, Form 43-101 F1, and 43-101 CP.

h)             As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

i)                 I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated September 6, 2019

“Kira Lyn Johnson, MMSAQP” - Signed
Signature of Qualified Person

Kira Lyn Johnson, MMSAQP
Print name of Qualified Person

CERTIFICATE OF AUTHOR

Guillermo Dante Ramírez-Rodríguez, PhD, MMSAQP
Principal Mining Engineer of Tetra Tech
350 Indiana Street, Suite 500
Golden, Colorado 80401
Telephone: (303) 217-5700

I, Guillermo Dante Ramírez-Rodríguez, PhD, MMSAQP, of Golden, Colorado do hereby certify:

a)             I am a Principle Mining Engineer with Tetra Tech, Inc. with a business address of 350 Indiana St., Suite 500, Golden, CO 80401.

b)             This certificate applies to the Technical Report titled “Cerro Los Gatos Project, Resource Update Technical Report”, effective and issued on September 6, 2019.

c)              I have a Bachelor’s degree in Mining and Metallurgical Engineering from the University of Zacatecas School of Mines in Mexico, and a Master and Doctorate degrees in Mining and Earth Systems Engineering from the Colorado School of Mines, in the United States of America. I am a QP member for the Mining and Metallurgical Society of America (Member No. 01372QP). I have over 32 years of professional experience since my graduation in 1987. I am a “Qualified Person” for purposes of National Instrument 43-101 (the “Instrument”).

d)             I visited the property September 30-October 1, 2015, as well as August 20-21, 2019.

e)              I am responsible for reviewing the report.

f)               I am independent of Minera Plata Real. and satisfy all the requirements of independence according to NI 43-101

g)              I have read NI 43-101, Form 43-101 F1, and the Companion Policy to NI 43-101 (43-101 CP) and this Technical Report has been prepared in compliance with NI 43-101, Form 43-101 F1, and 43-101 CP.

h)             As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

i)                 I consent to the filing of the Technical Report with any stock exchanges or other regulatory authority and any publication by them, including electronic publication in the public company files on the websites accessible by the public, of the Technical Report.

Dated September 6, 2019

“Guillermo Dante Ramírez-Rodríguez PhD, MMSAQP”
Signature of Qualified Person

Guillermo Dante Ramírez-Rodríguez PhD, MMSAQP
Print name of Qualified Person